Exhibit 99.155

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws and, subject to certain exceptions, may not be offered or sold within the United States. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without change from the Secretary of the issuer at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

Secondary Offering	December 30, 2013

DHX MEDIA LTD.

$133,309,841

28,363,796 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) by 4116372 Canada Inc., Birch Hill Equity Partners (Entrepreneurs) III, LP, Birch Hill Equity Partners (SC) III, LP, Birch Hill Equity Partners (US) III, LP, Birch Hill Equity Partners II (Barbados) L.P., Birch Hill Equity Partners II (Entrepreneurs) L.P., Birch Hill Equity Partners II (QLP) L.P., Birch Hill Equity Partners III, LP and TD Capital Group Limited (collectively, the “Selling Shareholders”) of 28,363,796 common shares (the “Offered Shares”) of DHX Media Ltd. (“DHX Media” or the “Company”) at a price of $4.70 per Offered Share (the “Offering Price”) for aggregate gross proceeds of approximately $133.3 million. The Company will not be entitled to any of the proceeds from the sale of the Offered Shares offered under this short form prospectus. See “Plan of Distribution”. All expenses incurred in connection with the preparation and filing of this short form prospectus will be paid by the Selling Shareholders. The Selling Shareholders currently hold approximately 24.5% of the issued and outstanding common shares of DHX Media (the “Common Shares”). After giving effect to the Offering, the Selling Shareholders will no longer hold any Common Shares. See “Use of Proceeds”, “The Selling Shareholders” and “Plan of Distribution”.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DHX”. On December 12, 2013, the last trading day before the announcement of this Offering, the closing price of the Common Shares on the TSX was $4.85 and on December 27, 2013, the last trading day prior to the filing of this short form prospectus, the closing price of the Common Shares on the TSX was $5.59.

Canaccord Genuity Corp., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the “Underwriters” and each an “Underwriter”) have agreed to purchase the Offered Shares from the Selling Shareholders subject to the terms and conditions set forth in an underwriting agreement dated December 18, 2013 among the Selling Shareholders, the Company and the Underwriters (the “Underwriting Agreement”) referred to under “Plan of Distribution”. The price at which the Offered Shares are being offered hereunder was determined by negotiation among the Selling Shareholders and the Underwriters. Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Price: $4.70 per Offered Share

	Price to the Public	Underwriter’s Fee(1)	Net Proceeds(2)
Per Offered Share	$4.70	$0.20	$4.50
Total	$133,309,841.20	$5,665,668.25	$127,644,172.95

Notes:

(1)	All expenses of the Offering, including the Underwriters’ Fee, will be payable by the Selling Shareholders. The expenses of the Offering are estimated to be approximately $500,000. See “Use of Proceeds”.
(2)	After deducting the Underwriters’ Fee, which will be paid by the Selling Shareholders from the proceeds of the Offering. None of the net proceeds of the Offering will be received by the Company.

Prospective purchasers should rely only on the information contained or incorporated by reference in this short form prospectus. The Company, the Selling Shareholders and the Underwriters have not authorized anyone to provide prospective purchasers with information different from that contained or incorporated by reference in this short form prospectus. The Offered Shares are being offered only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted.

The Underwriters, as principals, conditionally offer the Offered Shares for sale, subject to prior sale, if, as and when sold and delivered by the Selling Shareholders and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Stewart McKelvey, on behalf of the Selling Shareholders by Goodmans LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP.

Purchase orders will be received subject to rejection or allotment in whole or in part, and the Underwriters reserve the right to close the purchase order books at any time without notice. It is expected that the closing will occur on or about January 9, 2014, or such later date as the Company, the Selling Shareholders and the Underwriters may agree (the “Closing Date”), but in any event no later than 42 days after the date of the receipt for the final short form prospectus. The Offering will be conducted under the book-based system. A purchaser who purchases the Offered Shares will receive a customer confirmation from the registered dealer from or through whom the Offered Shares are purchased and who is a CDS Clearing and Depository Services Inc. (“CDS”) depository service participant. CDS will record the CDS participants who hold the Offered Shares on behalf of owners who have purchased the Offered Shares in accordance with the book-based system. No certificates are anticipated to be issued.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Selling Shareholders. See “Plan of Distribution”.

Each of RBC Dominion Securities Inc. and Scotia Capital Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank, which banks currently are lenders to the Company. Accordingly, the Company may be considered a “connected issuer” of RBC Dominion Securities Inc. and Scotia Capital Inc. within the meaning of applicable Canadian securities legislation. See “Plan of Distribution” and “Relationship Between the Company and Certain Underwriters”.

In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars.

An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified under the heading “Risk Factors” in this short form prospectus and in the AIF (as defined herein) should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder.

The Company’s registered office and principal place of business is 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260.

TABLE OF CONTENTS

GENERAL MATTERS	1
THIRD PARTY INFORMATION	1
FORWARD LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	3
ELIGIBILITY FOR INVESTMENT	3
DESCRIPTION OF DHX MEDIA	4
THE PROPOSED ACQUISITION	5
OTHER RECENT DEVELOPMENTS	9
DESCRIPTION OF THE FAMILY CHANNEL BUSINESS	9
CANADIAN COMMUNICATIONS INDUSTRY REGULATORY ENVIRONMENT	14
DESCRIPTION OF DHX MEDIA POST-ACQUISITION	15
THE SELLING SHAREHOLDERS	18
USE OF PROCEEDS	19
PLAN OF DISTRIBUTION	19
DESCRIPTION OF SECURITIES	22
RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS	22
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	22
PRIOR SALES	24
TRADING PRICE AND VOLUME	24
AUDITORS, TRANSFER AGENT AND REGISTRAR	25
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES	25
RISK FACTORS	25
MATERIAL CONTRACTS	32
LEGAL MATTERS AND INTERESTS OF EXPERTS	32
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	32
FAMILY CHANNEL BUSINESS FINANCIAL STATEMENTS	F-1
PRO FORMA FINANCIAL STATEMENTS	F-16
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE SELLING SHAREHOLDER	C-2
CERTIFICATE OF THE UNDERWRITERS	C-6

GENERAL MATTERS

This short form prospectus and the documents incorporated by reference herein contain company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

THIRD PARTY INFORMATION

This short form prospectus and the documents incorporated by reference herein include market share information and industry data and forecasts, which the Company obtained from independent industry publications and surveys, surveys that the Company commissioned and the Company’s internal surveys. Although the Company believes these sources to be reliable, the Company has not independently verified any of the data nor ascertained the underlying economic assumptions relied upon therein. Some data is also based on the Company’s estimates, which are derived from the Company’s review of internal surveys, as well as independent sources. The Company cannot and does not provide any assurance as to the accuracy or completeness of such included information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.

FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain certain forward-looking statements. These statements relate to future events or future performance and reflect DHX Media’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of DHX Media and its subsidiaries and the Acquisition. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding DHX Media’s objectives, plans and goals, including its future operating results, economic performance, subscriber recruitment efforts and listing of Common Shares are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements concerning:

•	the completion of the Acquisition (defined below);

•	the anticipated benefits of the Acquisition;

•	the effect of the Acquisition on DHX Media;

•	business strategies of DHX Media, currently and post-Acquisition;

•	synergies resulting from the Acquisition;

•	the entering into of the New Credit Facilities (defined below) and the final terms of such New Credit Facilities;

•	the completion of the Offering;

•	the timing and effective date of the Acquisition and New Credit Facilities; and

•	the future financial and operating performance of DHX Media and its subsidiaries.

The forward-looking statements contained in this short form prospectus are based on certain factors and assumptions, certain of which appear proximate to the applicable forward-looking statements contained herein, such factors and assumptions include those regarding (i) the ability of the respective parties to fulfill their respective obligations pursuant to the terms of the Acquisition and New Credit Facilities; (ii) that any required approvals will be obtained, whether from the CRTC (as defined below), other regulators or third-parties, and that all conditions to the completion of the Acquisition, this Offering and Credit Financing will be satisfied or waived, (iii) that there are no material adverse changes affecting DHX Media or the Family Channel Business (as defined below) prior to the completion of the Offering, the Acquisition or the New Credit Facilities; (iv) the continuation of prevailing governmental and other regulatory regimes and tax and other laws, and (v) the accuracy of all due diligence completed by the Company in respect of the Family Channel and of financial information, including expected future capital expenditures, debt levels, expenses and cash flows. Although the forward-looking statements contained in this short form prospectus and documents incorporated by reference herein are based on what DHX Media considers to be reasonable assumptions based on information currently available to DHX Media, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond DHX Media’s ability to control or predict, that may cause the actual results, performance or achievements of DHX Media, or developments in DHX Media’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Actual results or developments may differ materially from those contemplated by the forward-looking statements, including as a result of the risk factors set forth in this short form prospectus and in the documents incorporated by reference herein. These risks include the following:

•	that the Acquisition fails to close for any reason, including on account of conditions of closing not being fulfilled or waived, regulatory approvals not being obtained, or for other reasons;

•	the inability of the respective parties to obtain required consents, permits or approvals or satisfy preconditions to the completion of the New Credit Facilities or the Offering;

•	that the failure to complete the Acquisition, the Offering or the New Credit Facilities could negatively impact the market price for Common Shares;

•	that on completion of the Acquisition, the anticipated benefits of the Acquisition may not be realizable;

•	that the business of DHX Media and the Family Channel may not be integrated as anticipated and that unforeseen risk may arise in aggregating the individual risks now affecting each of DHX Media and the Family Channel separately;

•	that DHX Media’s (i) expectations regarding its revenues, expenses and operations, (ii) plans to implement its strategy and operate its business, (iii) anticipated cash needs and its estimates regarding its capital expenditures, capital requirements, reserves and its needs for additional financing, (iv) plans for and timing of expansion of service and products, (v) ability to accurately manage market, interest and credit risks, and (vi) anticipated trends and challenges in each of DHX Media’s or the Family Channel’s business and the markets in which it operates, are incorrect or based on assumptions which turn out to be inaccurate;

•	that there are unforeseen changes in the global or Canadian economies;

•	the loss of members of DHX Media’s senior management team; and

•	potential legal, tax and regulatory investigations and actions.

This is not an exhaustive list of the factors that may affect any of DHX Media’s forward-looking statements. Please refer to a discussion of the above and other risk factors (i) related to the Acquisition, which are discussed in more detail in under the heading “Risk Factors” contained in this short form prospectus, (ii) related to the business of DHX Media and the industry in which it operates that will continue to apply to DHX Media after the Acquisition, which are discussed in DHX Media’s annual information form dated September 27, 2013 and under the headings “Risk Factors” as contained in this short form prospectus.

These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents, and DHX Media does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Prospective purchasers are cautioned not to place undue reliance on forward-looking statements.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com.

The following documents of the Company, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a)	the Company’s annual information form dated September 27, 2013 for its fiscal year ended on June 30, 2013 (the “AIF”);

(b)	the audited consolidated balance sheets of the Company as at June 30, 2013 and 2012 and the consolidated statements of changes in equity, income, comprehensive income (loss) and cash flows for the years then ended, together with the related notes, which comprise a summary of significant accounting policies and other explanatory information, and the auditor’s report thereon;

(c)	management’s discussion and analysis of the consolidated financial condition and results of operation of the Company for the year ended June 30, 2013;

(d)	the unaudited consolidated balance sheets of the Company as at September 30, 2013 and June 30, 2013 and the consolidated statements of changes in equity, income, comprehensive income (loss) and cash flows for the three months ended September 30, 2013 and 2012, together with selected condensed explanatory notes;

(e)	management’s discussion and analysis of the consolidated financial condition and results of operation of the Company for the three months ended September 30, 2013;

(f)	business acquisition report of the Company dated December 21, 2012;

(g)	management information circular of the Company dated November 14, 2013;

(h)	management information circular of the Company dated September 17, 2012;

(i)	material change report of the Company dated November 1, 2013 in respect of the public offering of 11,183,750 Common Shares;

(j)	material change report dated December 6, 2013 in respect of the Acquisition; and

(k)	material change report of the Company dated December 18, 2013 regarding the Offering.

Any documents of the type referred to in the preceding paragraphs, and any business acquisition reports, material change reports (except confidential material change reports), or news release issued by the Company that specifically states that it is intended to be incorporated by reference in this prospectus, subsequently filed by the Company with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this short form prospectus will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stewart McKelvey, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), provided the Offered Shares are listed on a designated stock exchange (which includes the TSX), the Offered Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the Regulations thereunder for trusts governed by registered retirement savings plans (a “RRSP”), registered retirement income funds (a “RRIF”), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (a “TFSA”) (each, a “Registered Plan”).

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Notwithstanding the foregoing, if the Offered Shares are a “prohibited investment” for the purposes of a TFSA, a RRSP or a RRIF, the holder of such TFSA or the annuitant of such RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will not be a prohibited investment for a TFSA, RRSP or RRIF provided the holder or annuitant thereof, as the case may be, (i) deals at arm’s length with the Company, for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. Generally, a holder or annuitant will have a significant interest in the Company if the holder or annuitant and/or persons or partnerships not dealing at arm’s length with the holder own directly or indirectly 10% or more of the issued shares of any class of the capital stock of the Company or any corporation related to the Company within the meaning of the Tax Act. In addition, Offered Shares will not be a “prohibited investment” if such shares are “excluded property” as defined in the Tax Act for trusts governed by a TFSA, RRSP or RRIF. Prospective purchasers who intend to hold Offered Shares in a TFSA, RRSP or RRIF are advised to consult their personal tax advisors.

DESCRIPTION OF DHX MEDIA

DHX Media was incorporated in Nova Scotia, Canada, under the Companies Act (Nova Scotia) on February 12, 2004 under the name Slate Entertainment Limited. The Company’s name was changed to The Halifax Film Company Limited on April 20, 2004, and again on March 17, 2006 to DHX Media Ltd. On April 25, 2006, DHX Media was continued federally as a corporation and is now subject to the Canada Business Corporations Act (the “CBCA”). The Company’s registered office and principal place of business is located at 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

The Business of DHX Media

DHX Media is an independent supplier, distributor, and licensor of television and film productions. DHX Media was originally the result of the combination of The Halifax Film Company Limited and Decode Entertainment Inc. during fiscal year 2006. Since that time DHX Media has acquired Studio B Productions Inc. on December 4, 2007, imX Communications Inc. on July 20, 2008, and Wild Brain Entertainment Inc. on September 14, 2010.

On October 22, 2012, the Company completed the acquisition of the business of Cookie Jar Entertainment Inc. (“Cookie Jar”). The Company acquired the outstanding shares of the newly formed company holding the assets and select liabilities comprising the business of Cookie Jar from Cookie Jar Entertainment Inc. and 4116372 Canada Inc. (the “Cookie Jar Vendors”) for consideration consisting of 36,044,492 common shares of DHX Media, subject to adjustment in the event either party is entitled to indemnification, cash of $5.0 million, and the assumption of $65.5 million of the then existing debt of Cookie Jar. The Offered Shares are a portion of the common shares issued by DHX Media as consideration for the Cookie Jar acquisition but represent 100% of the shares received by the Selling Shareholders.

On May 9, 2013, the Company announced the launch of three dedicated paid YouTube family entertainment channels, DHX Kids, DHX Junior and DHX Retro. The Company’s digital channels are offered in multiple countries, including Australia, Brazil, Canada, France, Japan, Korea, Spain, Russia, the U.K. and the U.S., and in multiple languages, including English, French, Japanese, Korean, Portuguese, Russian and Spanish.

DHX Media produces, distributes, and exploits the rights for television and film programming. DHX Media’s primary focus is on children’s, youth, and family productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides, while maintaining some production activity in other genres where DHX Media has expertise.

DHX Media’s library contains 9,500 half hours (more than 290 titles) of primarily animated programming, which is more than double the size of any other independent library of children’s content. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. DHX Media’s library, combined with its production capabilities, makes it a valuable “go to” supplier to a broad range of established and new TV channels and Over-the-Top (“OTT”) content providers which are looking to provide a wide range of programming to their viewers. DHX Media has also been able to leverage its independent status and critical mass to launch its own channels, most recently in partnership with YouTube.

The Company produces between 75 and 150 half hours of new programming annually through its animation studios. DHX Media also generates merchandising & licensing revenue exploiting its own brands as well as third-party brands across toys, games, apparel, publishing and other categories, through its ownership of the Copyright Promotions Licensing Group, a major entertainment brand representation agency in Europe.

For further information regarding DHX Media, see “Business of the Company” in the AIF, which is incorporated into this short form prospectus by reference.

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THE PROPOSED ACQUISITION

DHX Media entered into an agreement (the “Acquisition Agreement”) with Bell Media Inc. (“Bell” or the “Vendor”) on November 27, 2013 for the proposed acquisition (the “Acquisition”) of all the shares of 8504601 Canada Inc. (“New Family”), the corporation operating the English-language Category A pay television undertaking known as Family or Family Channel (the “Family Channel”), including its multiplex feed known as Disney Junior (“Disney Junior (English)”), operating under Broadcasting Decision CRTC 2012-241, Appendix 10, as amended from time to time; the French-language Category B specialty television undertaking known as Disney Junior (“Disney Junior (French)”), operating under Broadcasting Decision CRTC 2012-241, Appendix 14, as amended from time to time; and the English-language Category B specialty television undertaking known as Disney XD (“Disney XD”), operating under Broadcasting Decision CRTC 2009-215, as amended from time to time (together, the “Family Channel Business”, the “Business”, and/or the “Channels”). Bell is the registered owner of all of the issued and outstanding securities in the capital of New Family. The agreement provides that DHX Media will acquire all of the outstanding shares of New Family which holds substantially all of the assets and liabilities comprising the business of the Family Channel Business, on a debt-free basis, for consideration of $170 million, subject to customary closing adjustment. See “Summary of the Acquisition Agreement”.

Concurrently with the Acquisition, and as a condition of the closing of the Acquisition, DHX Media plans to enter into a new network affiliation agreement with Bell or one of its affiliates (the “Bell Network Affiliation Agreement”) for the carriage of Family Channel Business services, with a term ending December 31, 2018.

The Acquisition is subject to certain other conditions precedent, including approval of the Commissioner of Competition under the Competition Act (Canada) (the “Competition Act”), which was granted December 17, 2013, and Canadian Radio-television and Telecommunications Commission (the “CRTC”) approval, as well as other customary closing conditions.

Financing of the Acquisition

Concurrently with the Acquisition, DHX Media plans to enter into a new credit facility with a Canadian chartered bank that would replace the existing indebtedness of DHX Media, other than production-specific financing obtained by DHX Media’s subsidiaries (the “Credit Financing”). DHX Media plans to finance the acquisition through a combination of existing cash on hand and the Credit Financing.

A commitment letter, fee letter and term sheet (collectively, the “Financing Commitment Agreement”) were entered into between DHX Media, as borrower, and a Canadian chartered bank (the “Lender”) on November 27, 2013 providing for fully underwritten senior secured credit facilities (the “New Credit Facilities”) in an aggregate principal amount of up to $240 million. The New Credit Facilities consist of a term loan credit facility in the aggregate amount of up to $210 million (the “New Term Facility”) and a revolving loan credit facility in the aggregate amount of up to $30 million (the “New Revolving Facility”).

Summary of the Acquisition Agreement

The following is a summary of the material provisions of the Acquisition Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Acquisition Agreement, a copy of which has been filed on SEDAR and is available under DHX Media’s profile on SEDAR at www.sedar.com.

In the Acquisition Agreement, the term “Undertakings” means (i) the English-language Category A pay television undertaking known as Family or Family Channel, including its multiplex feed known as Disney Junior, operating under Broadcasting Decision CRTC 2012-241, Appendix 10, as amended from time to time; (ii) the French-language Category B specialty television undertaking known as Disney Junior, operating under Broadcasting Decision CRTC 2012-241, Appendix 14, as amended from time to time; and (iii) the English-language Category B specialty television undertaking known as Disney XD, operating under Broadcasting Decision CRTC 2009-215, as amended from time to time.

Purchase of Shares of New Family

Pursuant to the terms of the Acquisition Agreement, DHX Media will purchase from Bell all of the issued and outstanding shares of New Family, which holds the rights and licenses in relation to the Undertakings, for a purchase price consisting of $170,000,000 in cash, subject to customary closing adjustment..

Closing

The closing of the Acquisition will take place on the fifth business day after the last of the conditions precedent are satisfied or waived and no later than November 27, 2014 (the “Outside Date”), provided that in certain circumstances Bell may extend the Outside Date by 30 days if the applicable regulatory approval has not been obtained and it is reasonably capable of being obtained within such extended period.

Representations and Warranties

The Acquisition Agreement includes representations and warranties customary for an arm’s length acquisition agreement, including representations and warranties made by Bell with respect to (i) formation and qualification to do business and own its assets; (ii) authorization and enforceability of the Acquisition Agreement (including the right to sell and transfer the shares of New Family) and certain of the ancillary agreements; (iii) absence of conflicts or breaches resulting from the execution, delivery and performance of the Acquisition Agreement and certain ancillary agreements; (iv) absence of actions, order or notices imposed by governmental authorities relating to the Undertakings; (v) Canadian residency status of Bell; (vi) ownership of shares of New Family; (vii) absence of rights of any other person to acquire the shares of New Family; (viii) required governmental authorizations; and (ix) independence of parties.

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There are also representations and warranties made by Bell with respect to New Family and the business of the Undertakings related to: (i) formation and qualification to do business and own its assets; (ii) absence of subsidiaries; (iii) completeness of records and governing documents; (iv) authorized and issued capital; (v) absence of rights of any other person to acquire shares in New Family; (vi) absence of conflicts or breaches resulting from the execution, delivery and performance of the Acquisition Agreement and certain ancillary agreements; (vii) accuracy and completeness of financial information; (viii) status of audit claims; (ix) absence of any change in business, the Undertakings or any material adverse effect since August 31, 2013; (x) full disclosure and non-breach of all material agreements; (xi) confirmation New Family does not own any real property; (xii) ownership of property and assets; (xiii) validity and good standing of broadcasting licenses; (xiv) absence of indebtedness, outstanding guarantees or contingent liabilities; (xv) absence of rights of any other person to acquire any assets of New Family; (xvi) relationship with employees and other employee matters; (xvii) absence of collective agreements; (xviii) employee benefits plans; (xix) absence of actions, order or notices imposed by governmental authorities relating to the Undertakings; (xx) status of intellectual property; (xxi) absence of obligations or liabilities of New Family pursuant to an interim services agreement between Bell and New Family dated July 5, 2013; (xxii) environmental matters; (xxiii) compliance with applicable laws and ordinary course conduct of business by New Family and its predecessors; (xxiv) absence of non-arm’s length transactions; (xxv) tax matters; (xxvi) solvency; and (xxvii) insurance coverage.

Certain customary limitations on representations and warranties of Bell are provided for in the Acquisition Agreement.

Furthermore, there are representations and warranties made by DHX Media with respect to: (i) formation and qualification to do business and own its assets; (ii) authorization and enforceability of the Acquisition Agreement (including the right to purchase the shares of New Family and certain ancillary agreements; (iii) absence of conflicts or breaches resulting from the execution, delivery and performance of the Acquisition Agreement and certain ancillary agreements; (iv) absence of actions, order or notices imposed by governmental authorities; (v) absence of communication from the CRTC; (vi) absence of communication from the Competition Bureau; (vii) required governmental authorizations, (viii) financial ability to complete transactions and availability of purchase financing; (ix) non-affiliation with Astral Media Inc. or BCE Inc.; (x) absence of partners; (xi) Canadian ownership and control; and (xii) independence of parties. Certain customary limitations on representations and warranties of DHX Media are provided for in the Acquisition Agreement.

Indemnification

The Acquisition Agreement is subject to certain indemnifications in favour of all parties involved. Bell agreed to indemnify and save DHX Media, and its officers, directors, employees and agents, harmless of and from any damages suffered as a result of: (a) any breach or non-performance of any covenant on the part of Bell under the Acquisition Agreement; (b) any breach of any representation or warranty in the Acquisition Agreement; other than in relation to certain tax related claims, which are described below.

Bell agreed to indemnify DHX Media for tax audits or assessments or reassessments relating to a tax year of New Family ending on or prior to the closing of the Acquisition, except to the extent such taxes are accounted for in the working capital adjustment. If Bell chooses not to contest any tax claim, Bell shall pay or cause to be paid any liability of New Family relating to the tax claim.

DHX Media agreed to indemnify and save Bell, its subsidiaries and their respective shareholders, officers, directors, employees, agents, and trustee (i.e. nominee of Bell who controls management of New Family) harmless of and from any damages suffered as a result of: (a) any breach or non-performance of any covenant on the part of DHX Media under the Acquisition Agreement; (b) any breach of any representation or warranty made by DHX Media in the Acquisition Agreement.

The representations and warranties of Bell and DHX Media generally survive for a period of 18 months following the closing, except for: (i) certain listed representations and warranties relating to, among other things, the existence of the parties, absence of conflict and authorization of the Acquisition Agreement (“Core Representations”) shall survive forever, (ii) any claim relating to liability for taxes shall survive and continue beyond the expiration of the period during which an assessment or reassessment for taxes, interest or penalties may be brought against Bell, (iii) any breach of DHX Media’s representations or warranties with respect to its affiliation with Astral Media Inc. or BCE Inc., and (iv) any claim involving fraud or fraudulent misrepresentation may be made at any time subject only to applicable periods imposed by law.

The aggregate liability of Bell to DHX Media’s indemnified persons and of DHX Media to Bell’s indemnified persons, in each case for breaches of representations and warranties and for non-fulfillment of covenants, shall not exceed a certain threshold (the “Indemnification Cap”). The Indemnification Cap will not apply with respect to (a) claims against Bell for breaches of Core Representations, environmental representations and tax matters and the non-fulfillment of Bell’s covenants relating to tax claims and claims based on fraud or intentional misrepresentation, and (b) claims against DHX Media for breach of corporate power and authority to enter into and perform the Acquisition Agreement and claims based on fraud or intentional misrepresentation, in which case the maximum aggregate liability will be the purchase price paid for the New Family shares. No claims for breaches of representations and warranties or for non-fulfillment of covenants against either Bell or DHX Media may be made until the aggregate amount of such claims exceeds a certain threshold (the “Claim Threshold”), provided that once such threshold amount has been reached, indemnification shall apply for all losses. The Claim Threshold will not apply with respect to (a) claims against Bell for breaches of Bell’s Core Representations and environmental representations and the non-fulfilment of Bell’s covenants relating to tax claims and claims based on fraud or intentional misrepresentation, and (b) claims against DHX Media for breaches of its Core Representations and representations related to DHX Media’s affiliation with Astral Media Inc. or BCE Inc., in which case the indemnification applies for the full amount of all damages starting from the first dollar. All indemnities shall be net of actual recoveries in respect of such damages from insurance or third parties.

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Pre-Closing Covenants

The parties to the Acquisition Agreement have made customary pre-closing covenants. These covenants include covenants of Bell that, among other things, Bell shall, to the extent within its control, use commercially reasonable efforts to obtain all required consents and permits and provide notifications to any governmental authority required in connection with the execution and performance of the Acquisition Agreement. Bell further covenants that until the completion of the Acquisition, Bell shall, except as otherwise consented to, cause New Family to conduct the business of the Undertakings in the ordinary course and, in particular, cause New Family to: (i) use commercially reasonable efforts to preserve the business and associated goodwill with its customers, suppliers and distributors; (ii) carry on the business in material compliance with applicable laws and material permits; (iii) comply with obligations of New Family to make certain expenditures on Canadian programming pursuant to the broadcast licenses related to the Undertakings (with any over or under expenditure to be incorporated into the working capital adjustment); (iv) pay any obligations incurred in ordinary course when due; (v) not issue, sell, pledge, dispose of or encumber any (a) securities of New Family; (b) options, warrants, calls, conversion privileges; or (c) rights of any kind to acquire any of the securities of New Family; (vi) not make any material acquisition or disposition of assets outside the ordinary course; and (vii) file all regulatory renewals for broadcasting licenses when due.

The Acquisition Agreement also contains covenants of Bell to cause New Family: (i) not to enter into any discussions relating to the foregoing, enter into any contract, agreement, lease, obligation or commitment or enter into any discussions that (a) would constitute a “Material Agreement” as defined in the Acquisition Agreement; (b) is an amendment to an existing Material Agreement; or (c) is an amendment to any existing contract, agreement, lease, obligation or commitment relating to the business of the Undertakings in a manner that would result in such becoming a Material Agreement, without the prior consent of DHX Media (not to be unreasonably withheld); (ii) to use commercially reasonable efforts to obtain all consents and waivers required under the Material Agreements; (iii) not to file any tax elections, except in relation to the prior transfer of Undertaking assets into New Family and in the ordinary course in relation to commodity taxes or with the prior consent of DHX Media, not be to unreasonably withheld; (iv) to maintain the assets of New Family generally in a good state of repair and condition; (v) to maintain all the books and records of the business of the Undertakings in the ordinary course, (vi) to obtain the consent of DHX Media prior to agreeing to any settlement of any material actions, such consent not to be unreasonably withheld or delayed; (vii) to obtain prior consent of DHX Media prior to hiring any new employee of New Family, except to replace an employee who resigns or is terminated prior to closing, such consent not to be unreasonably withheld; (viii) to provide sufficient details related to insurance policies of New Family; (ix) to promptly notify DHX Media of any material change in the operation of the business of the Undertakings reasonably expected to have a material adverse effect; and (x) to promptly notify DHX Media of any pending or potential audits claims that relate to the business of the Undertakings.

During the interim period before closing, Bell agreed to provide, or cause to be provided, to DHX Media such information and access to appropriate officers and advisers to allow DHX Media to prepare the necessary filings to comply with applicable securities laws.

Bell agreed to cause New Family on or before the closing of the Acquisition to offer employment effective as of the closing to employees on terms reasonably comparable in the aggregate to the terms and conditions of employment enjoyed by such employees immediately prior to closing. Offers, however, shall not include continued participation in any Bell benefit plan. Bell agreed to be solely responsible for all liability, cost or expense for severance, termination, pay in lieu of notice arising before, on or after the closing date in connection with any employee who does not accept such offer of employment and any failure by New Family to make an offer to an employee in accordance with the requirements of the Acquisition Agreement. DHX Media agreed to, effective as of the closing date, establish or designate benefit plans to provide benefits to the employees in respect of the period following closing that are reasonably comparable, in aggregate, to the benefits provided to such employees immediately prior to closing. Bell shall remain liable and assume all obligations of the applicable employing entity as a participating employer in the pension plans of the employees, including responsibility for any unfunded liability as it relates to accruals up to and including the Closing Date.

Prior to closing, DHX Media may not, without the prior consent of Bell, not to be unreasonably withheld, contact any suppliers, independent contractors of customers of Bell or any of its subsidiaries (including New Family), related to the business of the Undertakings, any employees of Bell or any of its subsidiaries (including New Family) or related to the business of the Undertakings, or counterparties to any contract to which Bell or any of its subsidiaries (including New Family) is a party.

DHX Media agreed to promptly notify Bell of any material change in any representation or warranty provided in the Acquisition Agreement. Upon acquiring knowledge of any breach by Bell of any of its representations, warranties or covenants, DHX Media shall use reasonable efforts to give written notice of such breach to Bell.

Bell and DHX Media agreed to negotiate during the period before closing in good faith and use commercially reasonable efforts to enter into certain ancillary agreements, including an agreement of Bell to provide certain transitional services to DHX Media following the closing.

Bell and DHX Media also agreed to negotiate during the period before closing in good faith and use commercially reasonable efforts to enter into an office space sublease for the occupancy of a property located at 181 Bay Street, Toronto, Ontario for the use as general office and television broadcasting space following the closing (the “Office Sublease”) as per a negotiated term sheet.

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Furthermore, Bell and DHX Media agreed at closing to enter into a non-solicitation agreement, as per a negotiated term sheet.

As a condition of closing, DHX Media and Bell agreed to enter into the Bell TV Affiliation Agreement and a satellite transmission memorandum of understanding (the “Satellite Transmission MOU”) for the distribution of certain services related to the Undertakings in Canada effective as of the time of closing.

Closing Conditions

The obligation of DHX Media to complete the Acquisition is subject to a number of closing conditions, including (i) the accuracy of the representations and warranties of Bell on closing; (ii) Bell having fulfilled or complied with all terms, covenants and conditions in the Acquisition Agreement; (iii) no orders prohibiting the transactions contemplated in the Acquisition Agreement; (iv) the approvals under the Competition Act and of the CRTC having been obtained with no material remedy imposed; (v) Bell having delivered to DHX Media possession of the Purchased Shares, necessary transfer documents and transfer the shares of New Family free and clear of all encumbrances other than permitted liens; (vi) execution and delivery of the Bell TV Affiliation Agreement and Satellite Transmission MOU by Bell; (vii) Bell shall have provided all resignations and releases of directors and officers of New Family; (viii) DHX Media shall have received evidence of release and discharge of all indemnification obligations of Corporation contained in an interim services agreement dated July 5, 2013, the release of New Family from the Policy of Authorizations of BCE Inc. and at Bell’s sole discretion evidence of either termination of subordination agreements or of the obligation of Bell to provide a complete indemnification to DHX Media for damages suffered as a result of such subordination agreements not being terminated; (ix) evidence of all encumbrances affecting the assets of New Family, unless otherwise permitted; (x) no bankruptcy event shall have occurred, unless cured; (xi) the broadcasting licenses held by New Family shall be in force; and (xii) execution and delivery of certain other certificates of Bell required to establish that all terms, covenants and conditions contained in the Acquisition Agreement have been satisfied as of the date of closing.

The obligation of Bell to complete the acquisition are also subject to certain conditions to be fulfilled prior to the closing date such as (i) the accuracy of the representations and warranties of DHX Media on closing; (ii) DHX Media shall have fulfilled or complied with all terms, covenants and conditions in the Acquisition Agreement; (iii) no orders prohibiting the transactions contemplated in the Acquisition Agreement; (iv) the approvals under the Competition Act and of the CRTC having been obtained; (v) execution and delivery of the Bell TV Affiliation Agreement and Satellite Transmission MOU by DHX Media; (vi) execution and delivery of certain other certificates of DHX Media required to establish that all terms, covenants and conditions contained in the Acquisition Agreement have been satisfied as of the date of closing.

Termination

The Acquisition Agreement may be terminated at any time prior to the closing by (a) mutual written consent of DHX Media and Bell; or (b) by either party if the closing shall not have occurred on or before the Outside Date (which date may be extended by Bell, as described above), provided that the party seeking to terminate shall not have breached the Acquisition Agreement where such breach has been a cause of the failure of the closing to occur by such date. Either party may also terminate the Acquisition Agreement if (i) approval of the CRTC is denied or a material remedy is imposed on DHX Media, or (ii) the Commissioner of Competition indicates in writing that he objects to the transactions provided for in the Acquisition Agreement, provided that the party seeking to terminate shall not have breached the Acquisition Agreement where such breach has been the primary cause of the denial of such approval. Furthermore, either party may terminate for a breach of any representation, warranty, covenant, obligation or other provision under the Acquisition Agreement which is not either waived of cured by the earlier of the Outside Date and 15 business days following the date notice is given to the breaching party.

Regulatory Approval

The parties have agreed to use commercially reasonable efforts to obtain all government approvals and have filed on December 24, 2013 with the CRTC an application which included a commitment by DHX Media to honour the conditions of license imposed by the CRTC existing as of the date of the Acquisition Agreement with respect to the Undertakings (except as listed in the schedules to the Acquisition Agreement) on the licenses to be held by Family Holdco and a proposed “tangible benefits package” equivalent to recent industry standards for transactions of this nature, including of 10% of the value of the transactions contemplated in the Acquisition Agreement as determined by the CRTC. If the CRTC rejects the transactions contemplated in the Acquisition Agreement, DHX Media may modify the application to address such concerns and reapply within 30 days of the decision to reject by CRTC. The parties have also agreed to file a joint submission requesting an Advance Ruling Certificate under the Competition Act within 5 business days of the execution of the Acquisition Agreement. DHX Media has agreed to pay all fees (including applicable taxes) required to be paid by the parties to any governmental entity in connection with the application for or obtaining the regulatory approvals, other than costs or expenses of any advisors retained by Bell.

The Competition Bureau has approved the Acquisition by the Commissioner having waived the requirement pursuant to subsection 113 (c) of the Competition Act, and the Commissioner having notified the parties that the Commissioner does not, at this time, intend to make an application before the Competition Tribunal under Part VIII of the Competition Act in respect of the Acquisition.

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OTHER RECENT DEVELOPMENTS

On September 13, 2013, DHX Media completed its acquisition of Ragdoll Worldwide Ltd. (“Ragdoll”) from BBC Worldwide and a group including the founder of Ragdoll Productions Ltd., Anne Wood, for GBP 17.4 million (approximately $28.4 million in cash). Under the agreement, DHX Media obtained 12 series, including The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Ragdoll was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Ragdoll Ltd. The purchase price was funded in part through a $25 million expansion of DHX Media’s existing Term Facility (as defined under “Pro Forma Consolidated Capitalization” below), cash reserves and draws on the Revolving Facility (as defined under “Pro Forma Consolidated Capitalization” below). In connection with the expansion of the Term Facility, the maximum leverage ratio permitted under the Term Facility was increased from 2.5:1 to 3.0:1.

On November 21, 2013, DHX Media announced that it had closed a public offering (the “November 2013 Offering”) of Common Shares pursuant to a bought deal with a syndicate of underwriters led by Canaccord Genuity Corp. DHX Media sold 11,183,750 Common Shares, after full exercise of the underwriters’ over-allotment option, for aggregate gross proceeds of approximately $40.3 million.

The Board approved a dividend reinvestment plan (the “DRIP”) on November 29, 2013. The DRIP provides eligible shareholders of the Company with the opportunity to reinvest their cash dividends, on each dividend payment date, in additional Common Shares to be issued from treasury of DHX Media. Enrollment of shareholders began on December 2, 2013. On December 27, 2013 4,676 shares were issued at a price of $5.112 per Common Share under the DRIP.

DESCRIPTION OF THE FAMILY CHANNEL BUSINESS

New Family was incorporated under the Canada Business Corporation Act (the “CBCA”) on May 29, 2013 and operates under the CBCA. New Family’s registered office and principal place of business is located at 181 Bay Street, Suite 100, Toronto, Ontario.

Summary of Key Family Channel Business Assets

The Family Channel Business carried on by New Family is one of Canada’s largest and most prominent family and children’s entertainment broadcast companies. The Business operates four Canadian children’s television channels, Family Channel, Disney Junior (English) (which is a multiplex channel of Family Channel), Disney Junior (French), and Disney XD.

The Business procures content through an exclusive relationship with The Walt Disney Company (“Disney”) as well as independent Canadian and international producers. See “Risk Factors – Concentration of Suppliers”. Using this content, the Channels provide specialty and pay broadcast services to various Canadian cable, satellite, and Internet Protocol television distributors (ie: broadcast distribution undertakings or “BDUs”).

Family Channel and Disney Junior (English) are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to BDUs. Disney XD has a specialty television license, which permits it to generate advertising revenues, as well as charging a subscription fee. Disney Jr. French also has a specialty television license, but because its target audience is 2-5 year olds, its advertising revenue is insignificant, so most of its revenues are from subscription fees.

In addition to linear television, the Channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including BDU, online, and mobile), both on-demand and streamed. All the services are available in high-definition. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues.

Additionally, the Channels are supported by popular and robust web sites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services also are present on social media platforms including YouTube, Facebook and Twitter.

Principal Facilities

The Family Channel Business is headquartered in Toronto, Ontario and employs 85 people. New Family does not own any real estate.

DHX Media has negotiated key terms of the Office Sublease, which DHX Media would enter into upon closing of the Acquisition. The Office Sublease would allow DHX Media to rent 8,000-15,000 square feet at New Family’s existing office space in 181 Bay Street, Toronto, Ontario, on terms consistent with the head lease, for a term expiring April 30, 2015.

Three Year History

Launch of Disney Junior (French)

In July 2010, the Family Channel Business, then owned by Astral Media Inc. (“Astral”), launched Disney Junior (French). Disney Junior (French) is a targeted destination for pre-schoolers aged 2-7 in the Canadian market. The services are distributed by all major carriers in the province of Quebec. Since launch, Disney Junior (French) has grown to approximately 500,000 subscribers and it is currently the #1 pre-school television service in the French language in Canada based on the number of viewers. As a condition of approval of the CRTC to the transaction between BCE Inc. and Astral, interim management and control of the Family Channel Business has been transferred to a trustee. As a result, management of the Family Channel reports to the trustee rather than a board of directors or BCE Inc.

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Multiplatform Expansion

In fall 2010, Family Channel and Disney Junior (English) extended their BDU-delivered on-demand service to the online environment. Since then, all of the Family Channel Business’ services have continued to expand their multiplatform offering and are currently available to authenticated BDU subscribers across all four screens (television, tablet, smartphone and computer) both on-demand and streamed.

Launch of Disney XD

In June 2011, the Family Channel Business launched Disney XD. Disney XD is a targeted destination for children aged 6-11, with an emphasis on boys, in the Canadian market complementing the Family Channel Business’ existing portfolio of teen and pre-school services. Disney XD is currently distributed by all major BDUs and has approximately 4.5 million subscribers. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues.

Acquisition of Astral Media Inc.

On July 5, 2013, Bell completed the acquisition of the outstanding shares of Astral. As a condition of the CRTC approval of this transaction, Bell agreed to divest certain assets, including the Family Channel Business.

Business Operations

The Family Channel Business’ operations, based in Toronto, consist of the Programming, On-Air Production, Marketing, Interactive, Advertising and Sponsorship Sales, and Finance & Administration departments. The existing infrastructure is responsible for scheduling, content acquisition, interactive, sales, customer relationship management and accounting/finance functions.

The programming department oversees the evaluation/acquisition of Canadian and foreign content and scheduling for both the linear and online platforms. It also works jointly with On-Air Production to generate the required interstitial programs. Maintenance and development of the websites for each network is undertaken by the Interactive team. Website traffic is closely monitored to ensure that the Family Channel Business’ websites remain competitive and engaging.

The sales group is responsible for all sales activities across all of the platforms (television, tablet, smartphone and computer). Sales are derived from sponsorship, brand integrations, traditional commercial advertising, and digital advertising.

Intellectual Property

The Family Channel Business is dependent on its intellectual property rights. It protects these rights through a combination of copyrights, trade secrets, and contractual arrangements. The Family Channel Business relies on trademark and copyright law, trade secret protection, and confidentiality arrangements. The Family Channel Business pursues the registration of its trademarks, service marks, and other intellectual property to protect its rights in Canada.

Family Channel

Family Channel is a premium, Canadian, English-language, commercial-free subscription service offering series, movies, and TV specials aimed at the whole family. Launched in 1988, Family Channel is the leading channel across all English language Canadian kids audiences by viewership of children ages 2-17 (based on Broadcast Bureau of Measurement data for broadcast year 2013).

As at August 31, 2013, Family Channel had approximately 5.7 million subscribers. Programming featured on Family Channel consists primarily of Canadian-produced original series, current and archived original programming imported mainly from Disney, and some theatrically released feature films.

Family Channel’s primary target audience is kids aged 6-12, while its secondary target audience is pre-school children aged 2-5, teens aged 12-17, and co-viewership of parents. For the 2013 broadcast year, Family Channel’s top rated shows in its primary target audience are Shake It Up, Austin & Ally, and The Next Step. DHX Media views Family Channel’s primary competitors as Teletoon and YTV.

Family Channel and Disney Junior (English) hold a single Category A license to provide national English language pay television to children and youth up to age 17, and families in conjunction with such children and youth. Key conditions of this license are as follows:

•	cannot devote more than 60% of airtime to Disney programs each semester (the term “semester” represents the September to February or March to August time periods)

•	must, each semester, devote to Canadian programs at least 25% of airtime throughout the 6 am to midnight broadcast day and at least 30% of airtime between 6 pm and 10 pm to Canadian programs;

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•	must expend at least 30% of the previous-year gross revenues of the “Astral group”, a set of former Astral television services defined by the CRTC, on Canadian programming, and at least 16% of the same gross revenues on Canadian programs of national interest (drama, documentary, and certain award shows). The CRTC may revise these figures in view of Bell’s acquisition of certain Astral services and divestment of other Astral services.

Additionally, the Category A license affords Family Channel must-offer status in English-language markets and genre protection. As a result, all larger, licensed BDUs must include Family Channel in their service offerings in English-language markets, including Bell and/or its affiliates (“Bell Canada”), Rogers Communications Inc. (“Rogers”), TELUS Corporation (“Telus”), Cogeco Cable Inc. (“Cogeco”), Saskatchewan Telecommunications Holding Corp. (“SaskTel”), and Shaw Communications Inc. (“Shaw”). Smaller, license exempt BDUs and BDUs serving French-language markets are not required to distribute Family Channel, though many do such as Videotron Ltd. (“Videotron” or its parent company, “Quebecor”), and members of Canadian Cable Systems Alliance (“CCSA”).

Disney Junior (English)

Disney Junior (English) is a Canadian English-language, commercial-free subscription service offering educational and development-based programming for pre-school children. Launched in 2007, Disney Junior (English) is the #5 rated channel across all English-language Canadian kids audiences by viewership of children ages 2-17 (based on Broadcast Bureau of Measurement data for broadcast year 2013).

As at August 31, 2013, Disney Junior (English) had approximately 4.9 million subscribers. Programming featured on Disney Junior (English) consists primarily of Canadian-produced original series, as well as current and archived original programming imported mainly from Disney.

Disney Junior (English) has a primary target audience of kids aged 2-7, while its secondary target audience is co-viewership of parents. For the 2013 broadcast year, Disney Junior (English)’s top rated shows in its primary target audience are Sofia the First, Special Agent Oso, and Jake & the Never Land Pirates. DHX Media views Disney Junior (English)’s primary competitor as Treehouse.

Family Channel and Disney Junior (English) hold a single Category A license, as described under the Family Channel description above, and are carried by the same Canadian BDUs being Bell, Rogers, Telus, Cogeco, SaskTel, Shaw, Videotron, and CCSA members.

Disney Junior (French)

Disney Junior (French) is a Canadian French-language, commercial-free subscription service offering educational and development-based programming for pre-school children. Launched in 2010, Disney Junior (French) is one of only five French-language/bilingual children’s channels in Canada.

As at August 31, 2013, Disney Junior (French) had approximately 0.5 million subscribers. Programming featured on Disney Junior (French) consists primarily of Canadian-produced original series, as well as current and archived programming imported mainly from Disney.

Disney Junior (French) has a primary target audience of kids aged 2-7, while its secondary target audience is co-viewership of parents. For the 2013 broadcast year, Disney Junior (French)’s top rated shows in its primary target audience are Princesse Sofia, Jake et les Pirates du Pays imaginaire, and Agent spécial Oso. DHX Media views Disney Junior (French)’s primary competitors as VRAK.TV, Canal D, CFCM, Yoopa, and Teletoon Retro (French).

Disney Junior (French) holds a Category B license to provide national French language specialty service to children aged 2-6, except between 9 pm and midnight when programs of interest to parents of pre-school children may be aired. Key conditions of this license are as follows:

•	cannot devote more than 15% of airtime between 9 pm and midnight to drama and comedy; and

•	must devote at least 35% of total airtime to Canadian programs.

Disney Junior (French) is carried by Bell, Telus, Cogeco, and Videotron.

Disney XD

Disney XD is a Canadian English-language, advertising-supported subscription service offering comedy, discovery, and adventure programming aimed at kids between the ages of 6 to 17 and their families. Launched in 2011, Disney XD is the #6 rated channel across all English-language Canadian kids audiences by viewership of children ages 2-17 (based on Broadcast Bureau of Measurement data for broadcast year 2013).

As at August 31, 2013, Disney XD had approximately 4.5 million subscribers. Programming featured on Disney XD consists primarily of Canadian-produced original series, as well as current and archived programming imported mainly from Disney.

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Disney XD has a primary target audience of boys aged 6-11, while its secondary target audiences are kids aged 8-14, teens aged 12-17, and co-viewership of parents. For the 2013 broadcast year, Disney XD’s top rated shows in its primary target audience are Phineas & Ferb, Lab Rats, and Pair of Kings. DHX Media views Disney XD’s primary competitors as Teletoon, Teletoon Retro (English), and Nickelodeon.

Disney XD holds a Category B license to provide national English language specialty service to children aged 6-17 and their families. Key conditions of this license are as follows:

•	cannot devote more than 15% of airtime to feature films or music; and

•	must devote at least 35% of total airtime to Canadian programs.

Disney XD is carried by Bell, Rogers, Telus, Cogeco, and Shaw.

Canadian Children’s Entertainment Competitive Environment

The Canadian children’s broadcast entertainment industry is comprised primarily of a number of large television channels. The following chart provides an overview of the key competitive channels.

Overview of Canadian Children’s Entertainment Channels (2012 Data)
Channel	Ownership	Type	Language	Category Service	Subscriber Revenue[1]	Total Revenue	Ending Subscribers
English language / Bilingual
Family	To be acquired by DHX[2]	Pay Television	English	A	$56.8 million	$62.5 million	5.8 million
Teletoon	Remain. 50% to be acquired by Corus[2]	Specialty	Bilingual	A	$39.5 million	$84.0 million	7.5 million
YTV	Corus	Specialty	English	A	$37.0 million	$90.8 million	11.3 million
Treehouse	Corus	Specialty	English	A	$11.6 million	$14.3 million	8.7 million
Disney Junior	To be acquired by DHX[2]	Pay Television	English	A	$7.8 million	$7.8 million	4.3 million
Disney XD	To be acquired by DHX[2]	Specialty	English	B	$1.0 million	$2.1 million	4.0 million
Teletoon Retro	To be acquired by Corus[2]	Specialty	English	B	Not Available	$7.5 million	Not Available
Nickelodeon	Corus	Specialty	English	B	Not Available	$7.0 million	Not Available
BBC Kids	Knowledge Network 80% / BBC (20%)	Specialty	English	B	Not Available	$2.6 million	Not Available
Cartoon Network	To be acquired by Corus[2]	Specialty	English	B	Not Available	$0.1 million	Not Available
French Language
Vrak.TV	Bell	Specialty	French	A	$21.9 million	$27.8 million	2.4 million
Yoopa	TVA Group	Specialty	French	B	$3.4 million	$3.4 million	0.8 million
Disney Junior	To be acquired by DHX[2]	Specialty	French	B	$2.1 million	$2.1 million	0.5 million
Teletoon Retro	To be acquired by Corus[2]	Specialty	French	B	Not Available	$1.5 million	Not Available

1. Defined as residential/bulk/smatv subscriber revenue and DTH revenue

2. Subject to regulatory approval

Source: CRTC Individual Pay Television, Pay-per-View, Video-on-Demand, and Specialty Services – Statistical and Financial Summaries (2012)

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Canadian Children’s Broadcast Entertainment Viewership

The Family Channel Business utilizes viewership statistics to compare the relative size of its audience to that of its Canadian children’s entertainment broadcasting peers. According to BBM Canada research, for the 2013 broadcast year, Family Channel had the highest viewership of its English-language peers in the key children’s demographic of ages 2-11 and 12-17. In the 2013 broadcast year, Family Channel had a 21% viewership share of children ages 2-11 and a 37% viewership share of children ages 12-17.

Canadian Television Market Sector

The Family Channel Business participates in the Canadian television market sector, which contains approximately 700 conventional, educational, and legislative television broadcasters and pay, pay-per-view (“PPV”), video-on-demand (“VOD”), and specialty services. The Family Channel Business competes most directly with other specialty and pay television services available to Canadians who subscribe to the service package of a particular BDU.

According to the CRTC Communications Monitoring Report, the Canadian television market sector represented $6.5 billion in revenue in 2012, growing in recent years at a five year compound annual growth rate of 4.4%. This growth has primarily been driven by subscription revenues, which have grown at a five year compound annual growth rate of 8.9%. Of the $6.5 billion in total revenues, specialty and pay television services, along with PPV and VOD, generated $4.0 billion in 2012.

On average, Canadians spend about 28 hours per week (approximately 4 hours per day) watching television, with children and teens watching 21-22 hours per week (approximately 3 hours per day). The average children (aged 2-11) and teen (aged 12-17) viewing hours have increased at a rate outpacing the general population in recent years, at six year compound annual growth rates of 4.3% and 4.2%, respectively, compared to 1.0% for all persons aged 2+.

About Canadian Specialty and Pay Television

Specialty television services provide special interest, news, sports, arts and entertainment programming, while pay television services provide commercial-free movies, series and special event programming. Specialty and pay television services each obtain revenues by charging a monthly subscriber fee to BDUs. Subscriber fees are the sole source of revenues for licensed pay television services, while specialty television services can also generate advertising revenues unless prohibited under their CRTC conditions of license.

The amount of the subscriber fee is specified in the network’s agreement with the BDU. Since virtually all subscribers receive at least basic service, specialty television services that are carried on a basic tier typically have a much higher number of subscribers. The number of subscribers for a specialty service on a discretionary tier depends primarily upon pricing and subscriber preference. A specialty television service’s subscriber penetration will also benefit from the extent to which it is packaged or tiered with other popular specialty television services.

Unlike pay television services which are prevented, by CRTC regulations, from broadcasting advertising, specialty television services may obtain both subscriber and national advertising revenues. Specialty television services appeal to advertisers seeking targeted markets. The CRTC limits advertising to 12 minutes or less an hour for specialty services but does not regulate advertising rates, and specialty television services are not required to share a portion of their advertising revenues with the BDUs.

Canadian specialty and pay television services have experienced subscriber growth over the past decade due to advances in cable-based delivery systems and the growth of direct-to-home satellite services and more recently, Internet Protocol television (“IPTV”) services provided over telecommunications carriers’ digital subscriber lines (“DSL”). Subscriber revenue for specialty and pay television services, along with PPV and VOD, reached $2.6 billion in 2012, growing at a 5-year compound annual growth rate of 8.9%. According to the CRTC Communications Monitoring Report, specialty and pay television services, along with PPV and VOD, received a 36% share of total television advertising revenues, or approximately $1.3 billion in 2012.

Canadian Specialty and Pay Television License Categories

Specialty and pay television services are grouped under four categories: Category A, Category B, exempt, and Category C services. In addition, these services are designated either as specialty or as pay services; and they may benefit, where the CRTC has found a compelling public-interest reason to do so, from a “9(1)(h)” distribution order requiring them to be distributed more widely. Each service has certain carriage rights and certain obligations, which may include Canadian programming exhibition and expenditure requirements, that generally correspond to its category and other attributes.

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Category A pay and specialty services hold limited-availability licences to operate in certain specified genres. They generally have genre protection as against all other pay and specialty and non-Canadian services, and must be made available to subscribers in a relevant-language market.

Category B pay and specialty services hold open-entry licences to operate in narrow niches, have genre protection only against non-Canadian services, and are not required to be made available by a BDU to its subscribers. Exempt services are services that would be eligible to operate as Category B services, but which operate in certain third languages or have below a threshold number of subscribers, and do not require a licence.

Category C services are, like Category A services, licensed to operate in certain specified genres but, like Category B services, are unlimited open-entry licences that are not required to be made available by BDUs. Category C services have genre protection only as against Category B and non-Canadian services. Two certain specified genres have been designated for Category C services thus far: national news specialty, and mainstream sports specialty. The CRTC is conducting a review of the rules applicable to Category C news services.

Canadian specialty and pay television services also compete on the BDU platform with non-Canadian programming services that the CRTC has authorized BDUs to carry, like AMC and CNN. Except for news and third-language services, all Canadian pay and specialty services have genre protection against non-Canadian programming services. The CRTC will not generally authorize a non-Canadian English- or French-language service that is not news service for distribution if it competes directly with a Canadian service. Non-Canadian services are not subject to Canadian programming exhibition or expenditure requirements.

Canadian BDU Market Sector

The Family Channel Business serves the Canadian BDU market sector, which distributes programming services from conventional television and radio stations, as well as pay audio, pay, PPV, VOD, and specialty television services.

The industry has steadily grown in recent years. This growth has been driven by both increased household penetration and increased monthly revenues per subscriber. Internet Protocol TV-based BDUs, usually affiliated with telecommunications carriers, have increased market share in recent years, with recent additional market entry from IPTV-based BDUs that operate by leasing access to telecom carrier incumbents’ local lines on a wholesale basis.

CANADIAN COMMUNICATIONS INDUSTRY REGULATORY ENVIRONMENT

Canadian Radio-television and Telecommunications Commission

Under the Broadcasting Act (Canada), the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing broadcasting policy objectives set forth in the Broadcasting Act.

Changes in the regulation of the Family Channel Business’ business activities, including decisions by regulators affecting the Family Channel Business’ operations (such as the granting or renewal of licenses; approval of amendments to conditions of licence; decisions to permit direct competition in the Family Channel Business’ markets; and creating new or amending existing regulations) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Family Channel Business’ results of operations. The Family Channel Business’ CRTC licenses must be renewed from time to time and cannot be transferred, whether by means of a change of control, by a substantial direct or indirect change in ownership, or otherwise, without regulatory approval.

The CRTC is currently conducting a regulatory process and a public consultation with Canadians in which it may consider changes to the regulatory environment affecting pay and specialty services, such as those included in the Family Channel Business. In addition, the federal Governor in Council has directed the CRTC to report on the steps it intends to take to maximize the ability of Canadian consumers to subscribe to pay and specialty services on a service-by-service basis in a manner that most appropriately furthers Canadian broadcasting policy. These changes could affect how BDUs package and sell pay and specialty television services, including the Channels. Further, the CRTC has stated that it intends to review its policy with respect to the protection of formats or “genres” of Category A services in the 2014-15 broadcast year, which could facilitate the entry of additional competitors to the Channels.

Industry Canada

Over-the-air radio and television stations in Canada, some of which compete indirectly with the Channels, are also subject, in respect of radio spectrum usage, to the licensing requirements and oversight of Industry Canada, a Department of the Government of Canada.

Restrictions on Non-Canadian Ownership

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in a direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the CRTC pursuant to authority contained in the Broadcasting Act. Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of an operating licensee that is a corporation may be owned and controlled, directly or indirectly, by non-Canadians. The Order also provides that the Chief Executive Officer and 80% of the members of the board of directors of a licensee that is a corporation must be resident Canadian citizens. There are no explicit restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level, but the Direction does not allow the licensee to be controlled by non-Canadians as a question of fact, and the level of ownership of non-voting shares and of total equity is relevant to the analysis of control.

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Where the holding company is less than 80% Canadian-owned and -controlled, the holding company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. In line with CRTC practice, in the event that DHX Media is less than 80% Canadian-owned and –controlled, DHX Media intends to establish a programming committee within the licensee of the Family Channel Business to insulate its programming decisions from control or influence by DHX Media, thereby allowing foreign investment in voting shares of DHX Media to reach the maximum of 33 1/3%. In addition, DHX Media may consider other changes to ensure that DHX Media, as a holding company, is considered to be at least 80% Canadian-owned for the purposes of the Direction.

DHX Media monitors the level of non-Canadian ownership of DHX Media’s common shares by obtaining data on (i) registered shareholders from our transfer agent and registrar, Computershare Trust Company, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC).

Specialty and Pay Television Services

Specialty and pay television services each have varying Canadian programming exhibition and expenditure requirements set by conditions of license. These requirements depend on a number of factors, including the nature of the programming service and the types and availability of programming offered. Canadian programming exhibition and expenditure conditions of license may be reviewed by the CRTC at the time that the programming service’s licence is renewed, on application by the licensee or, on the CRTC’s own motion after the first five years of the licence’s term.

Specialty television services generally derive the substantial portion of their revenues from subscription and advertising revenues. Pay television services generally derive the substantial portion of their revenues from subscriptions, since they are required to be commercial-free. The CRTC generally requires licensed BDUs to carry all licensed conventional, educational, government, 9(1)(h), and Category A programming services appropriate to the markets in which they are distributed. Category A services that are required to be distributed are not required to be provided to subscribers who do not order those services, and Category B and C services are not required to be distributed in any particular market, as described below.

Subject to a few exceptions, the terms of carriage for specialty and pay television services are determined by negotiation between the programming service’s provider and each BDU. The CRTC has designated, through orders under paragraph 9(1)(h) of the Broadcasting Act, a limited number of specialty services for distribution on the basic service with a fixed, regulated wholesale fee. None of the Channels are in this category. Terms of carriage and the maximum wholesale subscriber fee that can be charged for the carriage of a Channel are not explicitly regulated by the CRTC by condition of licence, but the CRTC maintains general jurisdiction to resolve disputes between programming services and BDUs with respect to terms of carriage, including determination of wholesale fees, and the CRTC has done so from time to time.

Canadian Content Requirement for Television Programming Services

Canadian conventional television services, specialty television services and pay television services are required to devote a certain amount of their programming schedules to Canadian productions. These requirements provide support for Canadian programs (such as the ones produced through DHX Media) as long as they qualify as Canadian programs, as determined by the Canadian Audio Visual Certification Office (“CAVCO”) or by the CRTC, or they are deemed to be Canadian as an officially recognized international co-production or co-venture. CAVCO and the CRTC determine the criteria for qualification of a program as “Canadian”. Generally, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in principal functions, and where a substantial portion of the budget is spent on Canadian elements. In addition, the Canadian producer must have full creative and financial control of the project.

DESCRIPTION OF DHX MEDIA POST-ACQUISITION

Following the Acquisition, DHX Media intends for the Family Channel Business to be operated by its existing management team. DHX Media’s headquarters will continue to be in Halifax, Nova Scotia but the Family Channel Business’ Toronto office is expected eventually to be consolidated into DHX Media’s Toronto office. Given the complementary nature of the Acquisition, only modest operational efficiencies are expected.

Concurrently with the closing of the Acquisition, DHX Media plans to enter into the Credit Financing, as described under “The Proposed Acquisition-Financing of the Acquisition” above, that will replace the existing bank indebtedness of DHX Media, other than production-specific financing obtained by DHX Media’s subsidiaries consisting of the New Term Facility of up to $210 million and the New Revolving Facility in the aggregate amount of $30 million.

The Financing Commitment Agreement provides that the Lender will syndicate the New Credit Facilities. The New Term Facility is expected to provide a substantial portion of the proceeds to be paid to Bell in connection with the Acquisition, will be used to repay and cancel certain indebtedness of DHX Media and its subsidiaries, and will be used to pay fees and expenses incurred in connection with the Acquisition. The New Revolving Facility would be available, to the extent necessary to finance a portion of the purchase price of the Acquisition, and otherwise for working capital and general corporate purposes.

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The New Term Facility will be available in a single drawing, to be made concurrently with the closing of the Acquisition. The New Revolving Facility will be available in multiple drawings and any amount repaid or prepaid may be re-borrowed. The New Credit Facilities will be available in Canadian Dollars by way of Bankers’ Acceptances and Canadian Prime Rate advances, in US Dollars by way of LIBOR advances and US dollar base rate advances and in Euros and Pound Sterling by way of LIBOR advances.

The New Credit Facilities will be evidenced by credit documents which will include a credit agreement and certain guarantees and security. DHX Media and certain of its subsidiaries, including if the Acquisition is completed New Family, as guarantors will each provide a first priority security interest in respect of all of the capital stock of the subsidiaries of DHX Media and the guarantors and all present and after-acquired real and personal property of DHX Media and the guarantors in favour of the Lender as security for the New Credit Facilities. Production subsidiaries will not be required to provide security in support of the New Credit Facilities so long as interim production financing is required by such production subsidiary. Security will be given by each of the production subsidiaries to its applicable production financing lender. As soon as a production subsidiary pays out its respective production financing in full, the subject production subsidiary will be required to provide security in support of the New Credit Facilities.

The availability of the New Credit Facilities is subject to DHX Media and its subsidiaries maintaining certain indebtedness coverage ratios. For the purpose of calculating the interest payable on the Credit Facilities, the applicable margins for the New Credit Facilities is dependent on DHX Media’s funded debt to adjusted EBITDA ratio.

The New Term Facility will mature five years from the closing date of the New Credit Facilities and is subject to annual amortization payments (as a percentage of the initial amount of the Term Facility) of 10%, all payable in equal quarterly installments in each case with the balance payable in full on the maturity date. The New Revolving Facility is payable in full on the maturity date of the New Term Facility.

Pro Forma Financial Information

The following selected financial information for the Family Channel Business for the 52-week period ended August 31, 2013 has been derived from and should be read in conjunction with the financial statements of the Family Channel Business as at and for the 52-week period ended August 31, 2013 prepared in accordance with IFRS attached to this short form prospectus beginning on page F-16.

The unaudited pro forma consolidated balance sheet as at September 30, 2013, has been prepared using information from the unaudited interim condensed consolidated balance sheet of DHX Media as at September 30, 2013, the audited balance sheet of the Family Channel Business as at August 31, 2013, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had occurred on September 30, 2013.

The unaudited pro forma consolidated statement of income for the three-month period ended September 30, 2013, has been prepared using information from the unaudited interim condensed consolidated statement of income of DHX Media for the three-month period ended September 30, 2013, and the constructed statement of earnings and comprehensive income for the Family Channel Business for the three-month period ended August 31, 2013, which was constructed by subtracting the Family Channel Business results for the nine month period ended May 31, 2013 from the audited statement of earnings and comprehensive income of Family Channel Business for the year ended August 31, 2013, and the adjustments and assumptions outlined below. The full amount of revenues, expenses and net income of the Family Channel Business for the three month period ended August 31, 2013 is also included in the audited statement of earnings and comprehensive income of the Family Channel Business for the year ended August 31, 2013, which are used in the unaudited pro forma consolidated statement of income for the year ended June 30, 2013. The unaudited pro forma consolidated statement of income for the three-month period ended September 30, 2013 gives effect to the Acquisition as if it had occurred on July 1, 2012.

The following table sets out certain selected pro forma consolidated financial information for DHX Media after giving effect to the Acquisition. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of DHX Media for the year ended June 30, 2013 and the three months ended September 30, 2013 beginning on page F-16. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of DHX Media, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements

The unaudited pro forma consolidated financial statements of DHX Media are presented for illustrative purposes only and are not necessarily indicative of (i) the operating or financial results that would have occurred had the Acquisition actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) results expected in future periods.

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	Pro Forma for the Three Months Ended September 30, 2013	Pro Forma for the Year Ended June 30, 2013

	(in thousands)	(in thousands)
Revenue	$46,996	$191,309
Expenses	39,871	167,725
Income taxes	2,228	6,711
Net income	4,897	16,873
Total assets	540,255	NA
Shareholders’ equity	200,841	NA

The unaudited pro forma consolidated financial statements for the three months ended September 30, 2013 using the consolidated financial statements of DHX Media for the three months ended September 30, 2013 and the financial statements of the Family Channel Business for the three months ended August 31, 2013. The unaudited pro forma consolidated financial statements for the year ended June 30, 2013 using the consolidated financial statements of DHX Media and the financial statements of the Family Channel Business for the year ended August 31, 2013. As a result, the financial results of the Family Channel Business for the three months ended August 31, 2013 are included in each column above.

Pro Forma Consolidated Capitalization

As at December 27, 2013, DHX Media had an aggregate of 115,822,075 Common Shares outstanding. Management does not currently expect to issue additional Common Shares in relation to the Acquisition.

The Company has a term credit facility (the “Existing Term Facility”) and a revolving credit facility (the “Existing Revolving Facility” and together with the Term Facility, the “Existing Credit Facilities”) with a Canadian chartered bank. As of September 30, 2013, $72.3 million was drawn on the Existing Term Facility and approximately $7.5 million was drawn on the Existing Revolving Facility. As of December 27, 2013, approximately $75.5 million was drawn on the Existing Term Facility and approximately $4.3 million was drawn on the Existing Revolving Facility. The maturity date of the Existing Credit Facilities is October 22, 2016.

The Company has several production credit facilities with Canadian chartered banks (“Production Credit Facilities”) with a maximum amount of credit available of $56.3M. As of September 30, 2013, $31.2 million was drawn on the Production Credit Facility. As of December 27, 2013, approximately $30.4 million was drawn on the Production Credit Facility. The Production Credit Facility is an aggregate interim production facility available for individual programs financed through the lender, which are subject to individually approved tranches. The Production Credit Facility matures at various dates twenty-four months following the first drawdown of funds in respect of each approved tranche. The maturity dates for the approved tranches vary, but the outside date of the Production Credit Facility is March 31, 2016.

The new Credit Facilities consist of the New Term Facility and the New Revolving Facility. The New Term Facility is expected to provide a substantial portion of the proceeds to be paid to Bell in connection with the Acquisition, may be used to repay and cancel certain indebtedness of DHX Media and its subsidiaries, and be used to pay fees and expenses incurred in connection with the Acquisition. The New Revolving Facility would be available, to the extent necessary to finance a portion of the purchase price of the Acquisition, and otherwise for working capital and general corporate purposes.

As at September 30, 2013 the Company has reserved 9,264,572 Common Shares for issuance through the Company stock option plan, being 9% of the total number of issued and outstanding Common Shares at that time. The Company currently has 5,689,750 options issued and outstanding. The Company currently has 100,000 warrants issued and outstanding. The Company has also reserved 1,195,324 Common Shares for issuance under the DRIP.

The following table sets forth the unaudited pro forma consolidated capitalization of DHX Media as at September 30, 2013 both before and after giving effect to the completion of the November 2013 Offering, the Acquisition, the Credit Financing and the Offering.

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Description	As at September 30, 2013 before giving effect to the Acquisition, the November 2013 Offering, this Offering and the New Credit Facilities	As of September 30, 2013 after giving effect to the November 2013 Offering	As at September 30, 2013 after giving effect to the Acquisition, the November 2013 Offering, this Offering and the New Credit Facilities

	(unaudited)	(unaudited)	(unaudited)
	(expressed in 000’s)	(expressed in 000’s)	(expressed in 000’s)
Indebtedness
Long Term Debt and obligations under capital leases(1)	$78,813	78,813	$215,628 (2)
Other liability	445	445	445

Total Indebtedness	79,258	79,258	216,073

Net Assets Attributable to Shareholders Represented By:
Shareholders’ Equity	166,329	204,841	200,841
Common Shares	152,063	190,575	190,575
Contributed Surplus	12,209	12,209	12,209
Retained Earnings	3,161	3,161	(839)
Accumulated other comprehensive losses	(1,494)	(1,494)	(1,494)
Warrants	390	390	390
TOTAL CAPITALIZATION	245,587	284,099	416,914

Notes:

(1)	Long term debt does not include any interim production facilities of DHX.
(2)	The estimated indebtedness after giving effect to the Acquisition.

Principal Shareholders

To the knowledge of the directors and officers of DHX Media, following the completion of the Offering, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares.

THE SELLING SHAREHOLDERS

The Selling Shareholders under this Offering are 4116372 Canada Inc., Birch Hill Equity Partners (Entrepreneurs) III, LP, Birch Hill Equity Partners (SC) III, LP, Birch Hill Equity Partners (US) III, LP, Birch Hill Equity Partners II (Barbados) L.P., Birch Hill Equity Partners II (Entrepreneurs) L.P., Birch Hill Equity Partners II (QLP) L.P., Birch Hill Equity Partners III, LP and TD Capital Group Limited. An affiliate of the Selling Shareholders, Birch Hill Equity Partners Management Inc. directly and indirectly owns or controls all of the Offered Shares.

The following table sets forth information with respect to the ownership of Offered Shares by the Selling Shareholders, as of the date hereof:

Name of Shareholder	Number of Offered Shares Owned before the Offering	Percentage Ownership before Offering	Type of Ownership	Number of Common Shares Sold under this Offering
4116372 Canada Inc.	4,718,124	4.1%	Direct	4,718,124
Birch Hill Equity Partners (Entrepreneurs) III, LP	55,137	0.05%	Direct	55,137
Birch Hill Equity Partners (SC) III, LP	535,307	0.5%	Direct	535,307
Birch Hill Equity Partners (US) III, LP	2,584,323	2.2%	Direct	2,584,323
Birch Hill Equity Partners II (Barbados) L.P.	3,532,380	3.0%	Direct	3,532,380
Birch Hill Equity Partners II (Entrepreneurs) L.P.	138,444	0.1%	Direct	138,444
Birch Hill Equity Partners II (QLP) L.P.	9,269,453	8.0%	Direct	9,269,453
Birch Hill Equity Partners III, LP	2,892,053	2.5%	Direct	2,892,053
TD Capital Group Limited	4,638,575	4.0%	Direct	4,638,575

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The Selling Shareholders acquired the Offered Shares as partial consideration for DHX Media’s acquisition of Cookie Jar on October 22, 2012. The Selling Shareholders collectively represent the largest shareholder group among DHX Media’s holders of Common Shares. Pursuant to the terms of certain agreements entered into in connection with the Cookie Jar acquisition, the Selling Shareholders are entitled to nominate two directors on DHX Media’s Board of Directors. If the Offering is successfully completed, these nominees, John Loh and Michael Salamon, have agreed to resign from DHX Media’s Board of Directors. In addition, DHX Media and Birch Hill Equity Partners Management Inc. have agreed that, concurrently with the completion of the Offering (i) all of the remaining obligations, covenants, representations and warranties and indemnities of DHX Media, Cookie Jar and 4116372 Canada Inc. under the share purchase agreement among them dated August 20, 2012 (relating to the Cookie Jar acquisition), including indemnification obligations, shall terminate, other than certain specified indemnification obligations of 4116372 Canada Inc. which shall be limited to a maximum aggregate amount of $4 million and otherwise continue (and ultimately terminate) in accordance with the existing terms of the share purchase agreement; (ii) all of the obligations of the Selling Shareholders and OMERS Administration Corporation under the indemnity agreement among the Selling Shareholders, OMERS Administration Corporation and DHX Media shall terminate, other than with respect to the surviving indemnification obligations of 4116372 Canada Inc. described above (and the surviving obligations under the indemnity agreement shall also be limited to a maximum aggregate amount of $4 million); and (iii) all of the Common Shares of DHX Media currently held in escrow pursuant to the terms of an escrow agreement dated October 22, 2012 among DHX Media, Cookie Jar and Computershare Trust Company of Canada, some of which form part of the Offered Shares, will be released from escrow.

USE OF PROCEEDS

The aggregate net proceeds to the Selling Shareholders from the sale of the Offered Shares under this short form prospectus are estimated to be approximately $127,664,172.95 after deduction of the Underwriters’ Fee of $5,665,668.25. The Company will not receive any of the proceeds from the Offering. However, the Company believes that the orderly distribution of Offered Shares held by the Selling Shareholders is beneficial to the Company and its shareholders, and has therefore agreed to facilitate the sale of the Offered Shares by the Selling Shareholders under this short form prospectus.

PLAN OF DISTRIBUTION

General

Pursuant to the Underwriting Agreement dated December 18, 2013 between the Company, the Selling Shareholders and the Underwriters, the Selling Shareholders have agreed to sell and the Underwriters have agreed to purchase on or about January 9, 2014, 28,363,796 Offered Shares at a price of $4.70 per Offered Share, for aggregate gross proceeds of $133,309,841 payable in cash to the Selling Shareholders against delivery of the Offered Shares. The Offering Price of the Offered Shares has been determined by negotiation among the Selling Shareholders and the Underwriters. The Company will not be entitled to any of the proceeds from the sale of the Common Shares offered by this short form prospectus.

In the Underwriting Agreement, the Underwriters have agreed, subject to compliance with all necessary legal requirements and to the conditions set forth therein, to purchase the Offered Shares. In consideration for their services in connection with the Offering, the Selling Shareholders have agreed to pay the Underwriters a fee equal to $0.20 per Offered Share.

The Offering is being made in each of the provinces of Canada and in the United States in an offering exempt from the registration requirements of the U.S. Securities Act, and applicable State securities laws. The Offered Shares will be offered in each of the provinces of Canada through those Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Offered Shares outside of Canada.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several), are subject to certain closing conditions and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement. The Underwriters are entitled under the Underwriting Agreement to indemnification by the Company and the Selling Shareholders against certain liabilities and expenses.

The Offered Shares have not been registered under the U.S. Securities Act or applicable state securities laws, and may not be offered, sold or delivered, directly or indirectly, within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that, except as permitted by the Underwriting Agreement and as expressly permitted by applicable United States federal and state securities laws, they will not offer or sell any of such securities within the United States. The Underwriting Agreement permits the Underwriters to offer and resell the Offered Shares purchased by them outside the United States in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also enables the Underwriters to offer and resell the Offered Shares that they have acquired pursuant to the Underwriting Agreement in the United States to persons who are “qualified institutional buyers,” as such term is defined in Rule 144A under the U.S. Securities Act, where such offers and resales are made in compliance with Rule 144A under the U.S. Securities Act and applicable state securities laws. Offered Shares offered or resold in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) promulgated under the U.S. Securities Act. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption from registration under the U.S. Securities Act.

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Terms used and not defined in the preceding paragraph shall have the meanings ascribed thereto by Regulation S under the U.S. Securities Act.

DHX Media has also agreed under the Underwriting Agreement not to, directly or indirectly, without the prior written consent of Canaccord Genuity Corp., which consent shall not be unreasonably withheld, offer, sell or issue, or negotiate or enter into any agreement to offer, sell or issue, any securities of the Company, or make any announcement with respect to the foregoing, for a period of 90 days following the Closing Date, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the existing share incentive plans of the Company and other existing share compensation arrangements; (ii) outstanding warrants; and (iii) the DRIP.

The Selling Shareholders have agreed in the Underwriting Agreement not to directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company for a period of 90 days after the Closing Date without the written consent of Canaccord Genuity Corp., except in conjunction with the Offering.

Price Stabilization, Short Positions and Passive Market Making

In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering.

The Underwriters may close out any covered short position by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering.

In addition, in accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the applicable stock exchange, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

Commissions and Expenses

The following table shows the fee per Common Share and total Underwriters’ Fee the Selling Shareholders will pay to the Underwriters:

Underwriters’ Fee

Per Offered Share	$0.20

Total	$5,665,668.25

The Underwriters propose to offer the Offered Shares initially at the public Offering Price stated on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Offered Shares offered by this short form prospectus at that price, the initially stated Offering Price may be decreased, and further changed from time to time, by the Underwriters to an amount not greater than the initially stated Offering Price and, in such case, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Selling Shareholders. Any such reduction to the Offering Price will not affect the proceeds received by the Selling Shareholders.

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Book-Based System

Purchase orders will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the purchase order books at any time without notice. It is expected that closing will occur on or about January 9, 2014, or such later date as the Company, the Selling Shareholders and the Underwriters may agree, but in any event no later than 42 days after the date of the receipt for the final short form prospectus. The Offering will be conducted under the book-based system. A subscriber who purchases Offered Shares will receive customer confirmation from the registered dealer from or through whom Offered Shares are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Common Shares in accordance with the book-based system. No certificates will be issued unless specifically requested.

Constraints Imposed on Ownership of Securities to Ensure Canadian Control

It is in the Company’s interest that its productions continue to be eligible for Canadian federal and provincial government tax credits and incentives and to qualify as Canadian content productions.

In order to monitor the level of Canadian ownership of its Common Shares, the Company will, or will instruct its transfer agent to, make inquiries of the holders of Common Shares and or depositary interests held by brokers and other market intermediaries not less frequently than prior to each meeting of shareholders. If no response to these inquiries is received from a particular broker or market intermediary, then the Common Shares or depositary interests held by that broker or market intermediary will be deemed to be owned by non-Canadians. Depending upon the level of Canadian ownership of its Common Shares from time to time, the board of directors of the Company may undertake such steps as it considers in the Company’s best interests to maintain or increase this level of Canadian ownership, such as raising equity financing through the issuance of Common Shares to Canadians or repurchasing Common Shares over the facilities of TSX through normal course issuer bids or other share buyback.

In order to ensure that a majority of the Company’s voting shares is owned by Canadians, as required for tax purposes and for the Company’s productions to qualify as Canadian content, the votes attached to the Company’s Preferred Variable Voting Shares as a class will be automatically adjusted so that they, together with the votes attached to Common Shares that are owned by Canadians (as determined based on inquiries the Company has made of the holders of Common Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of the Company. The votes attached to the Preferred Variable Voting Shares as a class will be determined based on the level of Canadian ownership of Common Shares ascertained through the monitoring process to be undertaken by the Company or through the Company’s transfer agent but in the aggregate will not be less than 1% of the votes attached to all shares in the capital of the Company. By way of example, if the monitoring process undertaken by the Company results in the owners of 65% of the outstanding Common Shares indicating that they are Canadian, then the Preferred Variable Voting Shares as a class will have votes equal to 1% of the votes attached to all shares in the capital of the Company. If the monitoring process undertaken by the Company results in owners of 40% of the outstanding Common Shares indicating that they are Canadian, then the holders of Preferred Variable Voting Shares as a class will have votes equal to 33.3% of the votes attached to all shares in the capital of the Company (i.e. (40% + 33.3%) ÷ 133.3% = 55%). The Company will issue a press release at such time as it determines that the number of votes attaching to the Preferred Variable Voting Shares as a class exceeds 1%, and thereafter from time to time following completion of the monitoring process undertaken through its transfer agent, will disclose the number of votes attaching to the Preferred Variable Voting Shares as a class.

The board of directors of the Company will not approve or compel a transfer of Preferred Variable Voting Shares to a person that is not a current officer of the Company and a resident Canadian citizen (as defined in each of the Canada Business Corporations Act and in the Direction), nor will it approve or compel a transfer of Preferred Variable Voting Shares without first obtaining the approval of the TSX. In determining whether to approve or compel a transfer, the board of directors of the Company will act in the best interests of the Company in order to enable the Company to be eligible for tax credits or government incentives. In addition, transfers of the Preferred Variable Voting Shares are restricted to resident Canadians (as defined in the Canada Business Corporations Act) under the terms of the Preferred Variable Voting Shares.

It is the current intention of the board of directors of the Company that all of the Preferred Variable Voting Shares be held by the individual that holds the position of Chief Executive Officer of the Company from time to time who will be required to enter into an agreement with the Company relating to transfers of Preferred Variable Voting Shares (the “Preferred Variable Voting Shareholders Agreement”) pursuant to which he or she shall (i) agree not to transfer Preferred Variable Voting Shares, in whole or in part, except with the prior written approval of the board of directors of the Company, (ii) grant to the Company the unilateral right to compel the transfer of the Preferred Variable Voting Shares, at any time and from time to time, in whole or in part, to a person designated by the board of directors of the Company and (iii) grant to the Company a power of attorney to effect any transfers contemplated by the Preferred Variable Voting Shareholders Agreement. The Preferred Variable Voting Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX. Pursuant to the Preferred Variable Voting Shareholders Agreement, the consideration received as a result of the transfer of Preferred Variable Voting Shares cannot exceed one/one millionth of a cent per share.

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100,000,000 Preferred Variable Voting Shares are currently outstanding, all of which are issued to Michael Donovan, the Company’s current Chief Executive Officer, who entered into a Preferred Variable Voting Shareholders Agreement with the Company under the terms described above.

In order to complete the Acquisition, the Company must demonstrate that it is Canadian-owned and -controlled within the meaning of the Direction: for instance, no less than two-thirds of the voting shares in the holding company of the Family Channel Business must be held, and controlled, by “Canadians” as defined in the Direction. This is a higher standard than applies to the Company in respect of federal and provincial tax credits and incentives or in respect of Canadian content production, and the terms of the Company’s Preferred Variable Voting Shares do not assist the Company in ensuring that it continues to meet this higher standard. DHX Media is currently reviewing what, if any, changes it may wish to introduce to address these restrictions and ensure that its Canadian ownership and control are preserved in all circumstances. Any such changes may be subject to TSX or shareholder approval.

DESCRIPTION OF SECURITIES

This short form prospectus qualifies the distribution of 28,363,796 Offered Shares at a price of $4.70 per Offered Share.

Common Shares

The Common Shares entitle holders thereof to one vote per share at meetings of the Company’s shareholders; on any vote in respect of the Company’s liquidation, dissolution or winding-up; on the sale, lease or exchange of all or substantially all of the Company’s property; and as otherwise provided by applicable law. Holders of Common Shares participate in the Company’s profit by way of the payments of dividends as may from time to time be declared and, subject to the nominal priority of holders of Preferred Variable Voting Shares, the return of capital in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs. There are no pre-emption, redemption, purchase or conversion rights attached to the Common Shares.

DRIP

As described under “Other Recent Developments” above, the Board has approved the DRIP. The DRIP provides eligible shareholders of the Company with the opportunity to reinvest their cash dividends, on each dividend payment date, in additional Common Shares to be issued from treasury of DHX Media.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS

Affiliates of each of RBC Dominion Securities Inc. and Scotia Capital Inc. are lenders to the Company under the Existing Term Facility, the Existing Revolving Facility and will be lenders under the New Term Facility and the New Revolving Facility if the New Credit Facilities are entered into. The Existing Credit Financing is described in further detail under the heading “Description of DHX Media Post-Acquisition – Pro Forma Consolidated Capitalization” and the New Credit Facilities are described under “The Acquisition – Financing the Acquisition”. As at December 27, 2013, the Company is in compliance in all material respects with the terms and conditions of the Existing Credit Financing and there is no breach thereunder. No breach under the Existing Credit Financing has been waived by the lender under such agreements since their execution, except the lenders granted a waiver extending the deadline for the delivery of a report on certain restricted subsidiaries of the Company to November 15, 2013. This report was delivered on November 13, 2013 as described. No other waivers have been granted except as defined herein or the documents incorporated by reference herein.

The Existing Term Facility and Existing Revolving Facility are currently secured by a general security agreement over all property of the Company. There has been no material change in the financial position of the Company since the execution of the agreements, except as described elsewhere in this short form prospectus or the documents incorporated by reference herein.

RBC Dominion Securities Inc. and Scotia Capital Inc. decision to purchase the Offered Shares was made independently of the affiliated party. The Offering Price of the Offered Shares and the other terms and conditions of the Offering were established through negotiations between the Selling Shareholders and the Underwriters, without involvement of the affiliated party or the Company. In addition, RBC Dominion Securities Inc. and Scotia Capital Inc. will not receive any benefit from the Offering other than its portion of the Underwriters’ Fee payable by the Selling Shareholders.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stewart McKelvey and McCarthy Tétrault LLP, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of Offered Shares by an investor who acquires Offered Shares pursuant to this offering and who, for purposes of the Tax Act and at all relevant times: (i) is resident or deemed to be a resident in Canada, (ii) deals at arm’s length with, and is not affiliated with, the Company and (iii) holds the Offered Shares as capital property (a “Holder”). Offered Shares will generally be considered to be capital property to a Holder provided the Holder does not hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the Offered Shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders of Common Shares who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

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This summary is not applicable to a Holder that is either a “financial institution” (as defined for purposes of the mark-to-market rules in the Tax Act), a “specified financial institution”, a Holder an interest in which is a “tax shelter investment” (all as defined in the Tax Act) or a Holder who has elected to report its Canadian tax results in a “functional currency” (which excludes Canadian dollars). Any such Holder should consult its own tax advisor with respect to an investment in Common Shares.

This summary is based upon the provisions of the Tax Act and the Regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative and assessing practices and policies of the CRA published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form currently proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form currently proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or interpretation, nor does it address any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein or take into account any changes in the administrative practices or assessing policies of the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective Holder, and no representations with respect to the income tax consequences to any prospective Holder are made. Consequently, prospective Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to the Offering, having regard to their particular circumstances.

Taxation of Holders of Common Shares

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Holder (except to the Company) will generally result in the Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “Taxable Capital Gain”) realized by a Holder in a taxation year must be included in the Holder’s income for the year, and one-half of any capital loss (an “Allowable Capital Loss”) realized by a Holder in a taxation year must be deducted from Taxable Capital Gains realized by the Holder in that year. Allowable Capital Losses for a taxation year in excess of Taxable Capital Gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust.

A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined in the Tax Act to include Taxable Capital Gains.

Capital gains realized by a Holder who is an individual (including certain trusts) may result in such Holder being liable for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received by a Holder will be included in computing such Holder’s income for the purposes of the Tax Act.

Such dividends received by a Holder who is an individual (including certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends”. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”.

Taxable dividends received by a Holder who is an individual (including certain trusts) may result in such Holder being liable for alternative minimum tax under the Tax Act. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

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A Holder that is a corporation will generally include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing such holder’s taxable income.

PRIOR SALES

No Common Shares, or any securities convertible into or exchangeable for Common Shares, have been issued by the Company within the last 12 months, other than:

Date of Issuance	Number of Securities Issued	Issue Price	Reason for Issuance
January 11, 2012	513	1.57	Employee Stock Purchase Plan
December 3, 2012	557	1.57	Employee Stock Purchase Plan
January 2, 2013	593	1.48	Employee Stock Purchase Plan
February 1, 2013	2,065	1.69	Employee Stock Purchase Plan
March 1, 2013	2,559	2.05	Employee Stock Purchase Plan
April 1, 2013	1,933	2.22	Employee Stock Purchase Plan
April 10, 2013	270,000	0.78	Company Stock Options
May 1, 2013	1,748	2.34	Employee Stock Purchase Plan
May 21, 2013	90,000	0.78	Company Stock Options
June 3, 2013	1,616	2.53	Employee Stock Purchase Plan
July 2, 2013	1,531	2.67	Employee Stock Purchase Plan
July 8, 2013	95,000	0.78	Company Stock Options
July 8, 2013	75,000	0.93	Company Stock Options
July 26, 2013	125,000	1.81	Company Stock Options
August 1, 2013	1,358	2.76	Employee Stock Purchase Plan
August 27, 2013	75,000	0.93	Company Stock Options
August 27, 2013	100,000	0.78	Company Stock Options
September 3, 2013	1,758	2.46	Employee Stock Purchase Plan
October 1, 2013	1,363	2.85	Employee Stock Purchase Plan
October 3, 2013	75,000	0.78	Company Stock Options
November 1, 2013	1,332	3.21	Employee Stock Purchase Plan
November 21, 2013	11,183,750	3.60	Prospectus Offering
November 29, 2013	300,000	0.58	Company Stock Options
December 2, 2013	1,261	4.05	Employee Stock Purchase Plan
December 3, 2013	10,000	0.90	Company Stock Options
December 6, 2013	2,500	0.99	Company Stock Options
December 6, 2013	112,500	0.96	Company Stock Options
December 6, 2013	25,000	0.69	Company Stock Options
December 18, 2013	900,000	0.785	Warrant Conversion
December 19, 2013	15,000	0.58	Company Stock Options
December 19, 2013	50,000	0.69	Company Stock Options
December 19, 2013	175,000	0.78	Company Stock Options
December 19, 2013	25,000	0.83	Company Stock Options
December 27, 2013	4,676	5.112	DRIP
Total	13,728,613	—	—

On December 18, 2013, Canaccord Genuity Corp. exercised 900,000 warrants for 900,000 Common Shares at a price of $0.785 per share.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “DHX”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

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Month	High	Low	Volume
December 2012	$1.89	$1.65	1,927,907
January 2013	$2.12	$1.74	2,822,698
February 2013	$2.66	$1.97	5,783,495
March 2013	$2.76	$2.41	2,378,683
April 2013	$2.89	$2.44	2,922,147
May 2013	$3.16	$2.69	5,587,965
June 2013	$3.31	$2.82	2,982,052
July 2013	$3.53	$3.05	3,361,258
August 2013	$3.26	$2.69	1,677,745
September 2013	$3.58	$2.77	3,317,612
October 2013	$4.09	$3.33	6,779,761
November 2013	$5.74	$3.70	9,884,067
December 1-27, 2013	$5.75	$4.55	10,730,720

On December 27, 2013, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $5.59.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of the Company are PricewaterhouseCoopers LLP, 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada, who advise that they are independent of the Company within the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

The transfer agent and registrar for the Company’s Common Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Birch Hill Equity Partners (US) III, LP and Birch Hill Equity Partners II (Barbados) LP, two of the Selling Shareholders, are organized under the laws of a foreign jurisdiction. Birch Hill Equity Partners Management Inc. has been appointed the agent for service of process at 100 Wellington Street West, Suite 2300, Toronto, Ontario M5K 1A1.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

RISK FACTORS

The acquisition of the Family Channel Business represents the largest acquisition in DHX Media’s history. DHX Media operates in a highly competitive and rapidly changing environment that involves a number of risks. In addition to the other information herein, and in the documents incorporated by reference, the risk factors set out below should be carefully considered. For a description of additional risk factors in respect of the business of DHX Media and the industry in which it operates, which will continue to apply to DHX Media after the Acquisition, please refer to the risk factors included under the heading “Risk Factors” beginning on page 30 of the Company’s AIF for its fiscal year ended on June 30, 2013 which are incorporated herein by reference. For purposes of this section titled “Risk Factors”, the term “DHX Media” or the “Company” includes the Family Channel Business following closing of the Acquisition.

Risks Relating to the Acquisition

Closing of the Acquisition

The Acquisition has been approved by the Competition Bureau, but remains subject to approval by the CRTC and the satisfaction or waiver of the other closing conditions described in the Acquisition Agreement. There can be no assurance that the parties will be able to obtain the necessary approvals, that the other closing conditions will be satisfied or waived or that any additional conditions or limitations will not be prescribed in connection with such approvals, compliance with which may have a material adverse effect on the prospects for the completion of the Acquisition and/or thereafter, impose additional obligations or compliance costs on the combined business or have a material adverse effect on the business, financial condition and results of operations of the combined business. Accordingly, there can be no assurance that DHX Media will complete the Acquisition on the basis described herein or on the expected closing date, if at all.

The Acquisition Agreement May Be Terminated

The Acquisition Agreement includes provisions where it may be terminated by the parties in certain circumstances. Accordingly, there is no certainty that the Acquisition Agreement will not be terminated prior to the completion of the Acquisition.

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Integration of the Combined Business

DHX Media’s ability to maintain and successfully execute its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating DHX Media’s and the Family Channel Business’ management and operations staff could significantly affect DHX Media’s business and results of operations. The success of the Acquisition will depend, in large part, on the ability of management of DHX Media to realize the anticipated benefits and cost savings from integration of the businesses of DHX Media and the Family Channel Business. The integration of the businesses of DHX Media and the Family Channel Business may result in significant challenges, and management of DHX Media may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management of DHX Media to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Acquisition.

The integration of the Family Channel Business requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that management of DHX Media will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Acquisition. Any inability of management to successfully integrate the operations of DHX Media and the Family Channel Business, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of DHX Media. The challenges involved in the integration may include, among other things, the following:

•	addressing possible differences in corporate cultures and management philosophies;

•	retaining key personnel during the period between execution of the Acquisition Agreement and the closing and the period following closing, including addressing the uncertainties of key employees regarding their future, and addressing client concerns;

•	integrating information technology systems and resources;

•	expanding DHX Media’s accounting system and adjusting its internal control environment to cover the Family Channel Business’ operations;

•	unforeseen expenses or delays associated with the Acquisition;

•	unforeseen facilities-related issues;

•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the Acquisition; and

•	meeting the expectations of business partners during the period between execution of the Acquisition Agreement and the closing and the period following closing with respect to the overall integration of the businesses.

It is possible that the integration process could result in the loss of key employees, diversion of management’s attention, the disruption or interruption of, or the loss of momentum in, ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect DHX Media’s ability to maintain relationships with business partners and employees or its ability to achieve the anticipated benefits of the transaction, or could reduce its earnings or otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company’s financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company’s core business objectives.

Applicable Licenses

The Family Channel Business operates under three broadcast licenses issued by the CRTC, which are required to operate the broadcasting undertakings in the Family Channel Business. The Category A license for Family Channel and Disney Junior (English-language) and the Category B license for Disney Junior (French-language) were issued for five years and expire in 2017. The Category B licence for Disney XD was issued for six years and expires in 2015.

All larger, licensed Canadian BDUs must carry channels that hold Category A licences in the appropriate language market. A loss of a Category A license could have a material adverse effect on the subscriber count and ultimately the revenues of the Family Channel Business.

In addition, the CRTC licenses carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, and maximum airtime devoted to certain suppliers, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of the Family Channel Business. Moreover, in past years, Bell and Astral Media have been able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX Media does not own additional broadcast assets with Canadian expenditure obligations and, therefore, cannot allocate programming expenditures on this basis.

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A provision in the Pay Television Regulations, 1990, does not permit the broadcast of content on the Family Channel (including Disney Junior (English)), with the exception of filler content, that is produced by Family Channel or any person related to Family Channel, except as may be authorized by a condition of licence. Currently, there is no condition of licence that would permit the broadcast of such programming.

DHX Media intends to request changes to the CRTC licenses to reflect the operation of the Family Channel Business outside of the broadcast group structure that formerly applied. DHX Media also intends to seek authority to broadcast programming produced by the licensee and companies that are related to the licensee, including DHX Media. These changes are subject to CRTC approval and therefore, if this approval is not obtained, the Family Channel Business could be subject to higher effective Canadian content expenditure requirements than have applied to it in prior years and its ability to broadcast content acquired from DHX Media could be limited.

Concentration of Customers

The Family Channel Business is dependent on BDUs, including cable, DTH, IPTV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

The majority of the Family Channel Business’ subscriber base is reached through a small number of very significant customers, including Bell, Rogers, Shaw and Videotron. There is always a risk that the loss of an important relationship would have a significant impact on any particular business unit. To mitigate this risk, the Family Channel Business enters into long-term contracts with its customers.

In addition, concurrently with the Acquisition, and as a condition of the closing of the Acquisition, DHX Media plans to enter into the Bell Network Affiliation Agreement for the carriage of Family Channel Business services, with a term ending December 31, 2018.

Concentration of Suppliers

Nearly all of the Family Channel Business’ non-Canadian content is supplied from a single supplier, being Disney. The current agreement with Disney has a term ending in 2015. The negotiation of a new agreement with Disney, the terms upon which a potential agreement is consummated, and the risk that a new agreement cannot be reached with Disney, may result in significant changes to the content available to, and the cost structure of, the Family Channel Business. Should DHX Media be unable to consummate a new agreement with Disney, there is no assurance that it will be able to replace such content with suitable replacement programming from other studios or independent third party producers.

Enforcement of Remedies

The Acquisition Agreement contains a number of representations, warranties and covenants in favour of DHX Media, as well as certain remedies, including indemnities in favour of DHX Media in the event of, among other things, breach of such provisions and the right to pursue claims under the Acquisition Agreement to satisfy such claims. There can be no assurance that DHX Media will be able to enforce such remedies or that DHX Media will not suffer losses because of the failure to enforce any such remedy. In addition, the indemnifications contemplated by the Acquisition Agreement are, in some cases, subject to maximum aggregate recovery amounts that may be required to be paid to DHX Media, as well as a threshold before any claims can be made and recourse is limited, in some cases. If DHX Media incurs losses in excess of such maximum aggregate recovery amounts, its financial condition may be adversely impacted. If there are liabilities of the Family Channel Business of which DHX Media is not aware, it may have little or no recourse against Bell and may be obligated to bear the costs of those liabilities.

Potential Undisclosed Liabilities Associated with the Acquisition

In connection with the Acquisition, there may be liabilities that DHX Media failed to discover or was unable to quantify in the due diligence which it conducted prior to the execution of the Acquisition Agreement and DHX Media may not be indemnified for some or all of these liabilities. The discovery or quantification of any material liabilities could have a material adverse effect on the DHX Media’s business, financial condition or future prospects.

Dependence on Key Personnel

The Family Channel Business is dependent on certain members of its senior management team, which are anticipated to remain with DHX Media following the completion of the Acquisition. These personnel have extensive experience in the industry and key relationships with customers and suppliers, including the BDUs and Disney and the success of the Family Channel Business is dependent on their ongoing participation. The loss of services of one or more of such team members for any reason may have an adverse effect on the Family Channel Business.

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Significant Indebtedness

It is contemplated that DHX Media will incur a significant amount of indebtedness in connection with the completion of the Acquisition. After giving pro forma effect to the Acquisition and the financing thereof, as of September 30, 2013, DHX Media would have had outstanding indebtedness of $216.1 million. The debt level could materially and adversely affect DHX Media in a number of ways, including:

•	limiting its flexibility to plan for, or react to, changes in its business or market conditions;

•	limiting its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or general corporate purposes;

•	limiting its access to cash available from operations for future acquisitions and business in general;

•	increasing its vulnerability to the impact of adverse economic, industry and Company-specific conditions;

•	placing it at a disadvantage compared to any competitors that may have lower degree of leverage.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company’s operations and ability to implement its business strategy.

Covenants in New Credit Facilities

The terms of the New Credit Facilities may limit the Company’s ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	sell significant assets;

•	grant liens; and

•	pay dividends in excess of certain thresholds.

The New Credit Facilities would require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company’s ability to finance its future operations or capital needs or to take advantage of favourable business opportunities. The Company’s ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company’s control. The Company’s failure to comply with any of these covenants or financial ratios may result in a default under the New Credit Facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the credit facility, if at all.

Management of Expanding Operations

As a result of the Acquisition, significant demands will be placed on the managerial, operational and financial personnel and systems of DHX Media. No assurance can be given that such systems, procedures and controls will be adequate to support the expansion of operations of DHX Media. The future operating results of DHX Media will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If DHX Media is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

Regulated Environment and Rights of Common Shareholders

The Family Channel Business’ television broadcasting operations are subject to Federal government regulation, including the Broadcasting Act (Canada). The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licences, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC’s web site at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC’s jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the Family Channel Business’ business, financial condition or operating results.

28

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on the Family Channel Business’ business, financial condition or operating results.

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. See “Canadian Communications Industry Regulatory Environment – Restrictions on Non-Canadian Ownership”. DHX Media’s voting shares are publicly traded, and as a result, there can be no assurance that the level of non-Canadian ownership of DHX Media’s voting shares will continue to be within the applicable limits. Any failure to comply with such limits could result in the loss of broadcast licenses for the Family Channel Business. DHX Media intends to explore potential changes to its capital structure to gain greater control over the level of non-Canadian ownership of its voting shares. Such changes may include introducing a class of non-voting shares, altering the terms of the PVVS, or otherwise restricting the voting rights of shares held by non-Canadians. Any such changes may adversely affect the voting rights, liquidity or trading price of DHX Media’s common shares.

The Family Channel Business’ television operations rely upon licenses granted under the Copyright Act (Canada) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses the Family Channel Business is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by the Family Channel Business are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in the Family Channel Business being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect the Family Channel Business. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

New Technologies

Technologies are constantly changing and may have an impact on the Family Channel Business’ operating environment. These products issued from new or alternative technologies, may include among other things: Transactional Video on Demand, Subscription Video on Demand, Personal Video Recorders, Mobile Television, Internet Protocol TV, and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of Over-the-Top content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the “living room”. These technologies may increase audience fragmentation, decrease the number of subscribers to the services, reduce the Company’s ratings and have an adverse effect on revenues.

Revenues

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by the Family Channel Business to BDUs for carriage of the individual services. The extent to which the Company’s subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

The Family Channel Business television broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company’s existing revenues and inhibit its capacity to grow its subscriber base.

Competition

The CRTC issues new licences for a variety of services on a constant basis. Competitive licences granted to other licensees increase the competition for viewers, listeners, programming and advertising dollars. The Commission has indicated that it intends to review its policy regarding genre protection for Category A services in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.

In recent years, the Family Channel Business has launched a number of digital television specialty services and new programming channels, and has been able to limit the impact of competition by delivering strong programming and strengthening its brands. The Family Channel Business also faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

29

Quality programming is a key factor driving the success of the Family Channel Business’ television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent the Family Channel Business from renewing supply agreements for specific popular programs or contracts for on-air personalities.

Economic Conditions

The Family Channel Business’ revenues and operating results are and will continue to be influenced by prevailing general economic conditions. In certain cases, purchasers of the Family Channel Business’ advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase the Family Channel Business’ bad debt expense. During an economic downturn, there can be no assurance that the Family Channel Business’ operating results, prospects and financial condition would not be adversely affected.

Credit Risk

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which the Family Channel Business is entitled to receive payment fails to perform. Accounts receivable arise mainly from monthly wholesale fees charged to distributors in connection with specialty and pay television subscriptions and from the sales of advertising aired or posted on the Family Channel Business’ television advertising properties.

Customers distributing the Family Channel Business’ television services are generally large companies with stable financial conditions; therefore mitigating the Family Channel Business’ credit risks related to accounts receivable from such customers. The Family Channel Business’ credit exposure emanating from advertising transactions with advertising agencies and direct clients is influenced by the global economic environment. To mitigate such exposure, the Family Channel Business performs ongoing customer credit evaluations and can take alternative means to guarantee the amounts due from some of its debtors. Allowances, which are estimated on the basis of historical loss rates adjusted for current events, are monitored by management on an ongoing basis. Accounts receivable are written off against the allowance for doubtful accounts only when the Family Channel Business believes that an outstanding amount will not be recovered. For the year ended August 31, 2013, the Family Channel Business recorded allowances for doubtful accounts of approximately $0.6 million (approximately $0.1 million for the year ended August 31, 2012) in operating expenses on the audited consolidated statement of earnings.

As at August 31, 2013, no customer represented 23% or more of consolidated accounts receivable. The maximum credit risk to which the Family Channel Business is exposed equals its accounts receivable.

Broadcast Licenses and Goodwill

As disclosed in the notes to the unaudited pro forma consolidated financial statements as at September 30, 2013 at page F-16, the broadcast licences and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licences and / or goodwill value might be impaired. The fair value of broadcasts licences and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by the Family Channel Business to assess the fair value of its broadcast licences and goodwill. During an economic downturn, there can be no assurance that the Family Channel Business’ broadcasts licences and goodwill value would not be adversely affected following changes in such assumptions. The Family Channel Business monitors the value of its broadcasts licences and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.

Tax Matters

In the preparation of its financial statements, the Family Channel Business is required to estimate income taxes in each of the jurisdictions in which it operates taking into consideration tax laws, regulations and interpretations that pertain to the Family Channel Business’ activities. In addition, the Family Channel Business is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Family Channel Business’ cash resources available for its operations.

New Business

The Acquisition of the Family Channel Business is a new business for DHX Media. Although DHX Media expects to benefit from the experience that its management team has gained while working in the television industry, and the strong management team at the Family Channel, DHX Media may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX Media may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by management. In addition, the forward-looking statements contained in this prospectus about expected future operating results are subject to uncertainties that are due, in part, to DHX Media’s lack of an operating history. No assurance can be given that DHX Media will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on DHX Media’s cash flows, financial condition or results of operations.

30

Risks Related to DHX Media

Leverage Risk

The Company’s degree of leverage, particularly if increased to complete potential acquisitions, could have important consequences for investors, including limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company’s flexibility and discretion to operate its business; limiting the Company’s ability to declare dividends on its Common Shares; having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company’s ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

Liquidity Risk

The Company’s production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company’s film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company’s business and results of operations, including by limiting the Company’s ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Common Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

Acquisition Strategy

DHX Media believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company’s ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company’s operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX Media is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX Media at the time of acquisition, and certain target companies may be larger than DHX Media.

Growth and expansion resulting from future acquisitions may place significant demand on the Company’s management resources. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company’s current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; and (g) the assumption of significant and/or unknown liabilities of the acquired company.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX Media will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company’s share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Preferred Variable Voting Shares

Michael Donovan, the Company’s current Chief Executive Officer, holds 100,000,000 Preferred Variable Voting Shares which may have attached thereto up to 55% of the votes attached to all shares in the capital of the Company depending on the number of Common Shares held by Canadians. The effect of this control and ownership may be to limit the price that investors may be willing to pay in the future for Common Shares and may prevent or delay a merger, takeover or other change in control and thus discourage attempts to acquire the Company. See “Plan of Distribution - Constraints Imposed on Ownership of Securities to Ensure Canadian Control”.

31

Volatile Market Price

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of DHX Media include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of DHX Media.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which the Company has entered into since the effective date of the disclosure under the heading “Material Contracts” in the Company’s AIF:

•	the underwriting agreement between the Company and Canaccord Genuity Corp., RBC Dominion Securities Inc., Scotia Capital Inc., GMP Securities L.P., Byron Capital Markets Ltd., Euro Pacific Canada Inc., Jacob Securities Inc. and Global Maxfin Capital Inc.dated November 4, 2013;

•	The Acquisition Agreement, and

•	the Underwriting Agreement among the Company, the Selling Shareholders and the Underwriters dated December 18, 2013.

Copies of these agreements may be examined at the Company’s head and principal office during normal business hours during the course of distribution to the public of the Offered Shares and for 30 days following the Closing Date.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Stewart McKelvey, on behalf of the Selling Shareholders by Goodmans LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. As of the date of this prospectus, the partners and associates of Stewart McKelvey as a group, the partners and associates of Goodmans LLP and the partners and associates of McCarthy Tétrault LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares of the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, are the auditors of the Company. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company, in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Nova Scotia.

KPMG LLP, Chartered Accountants, were the auditors of Cookie Jar. KPMG LLP has confirmed that it is independent of Cookie Jar, in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Ontario.

Ernst & Young LLP are the auditors of New Family. Ernst & Young LLP has confirmed that it is independent of the Family Channel and New Family, in accordance with the code of ethics of the Ordre des comptables professionnels agréés du Québec.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

32

FAMILY CHANNEL BUSINESS FINANCIAL STATEMENTS

Independent Auditors’ Report

To the Trustee of 8504601 Canada Inc.

We have audited the accompanying financial statements of 8504601 Canada Inc. which comprise the balance sheet as at August 31, 2013, and the statements of earnings and comprehensive income, cash flows and changes in shareholder’s equity for the year ended August 31, 2013 and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of 8504601 Canada Inc. as at August 31, 2013, and its financial performance and its cash flows for the year ended August 31, 2013 in accordance with International Financial Reporting Standards.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 to the financial statements, which describes the basis of presentation used in preparing these financial statements. The financial statements have been prepared in connection with the sale of 8504601 Canada Inc. as required by the Canadian Radio-television and Telecommunications Commission.

Other matters

The comparative figures as at August 31, 2012 and for the year then ended are unaudited.

(Signed) Ernst & Young LLP

Montréal, Canada

December 30, 2013

(1)CPA Auditor, CA, public accountancy permit no. A112179

F-1

8504601 Canada Inc.

Balance Sheet as at

(in thousands of Canadian dollars)

		August 31,	August 31,
		2013	2012
	Notes		(unaudited)
ASSETS
Current
Cash		$57,930	41,436
Accounts receivable	10,12	12,577	13,037
Program and film rights	7	12,966	13,645
Prepaid expenses and other current assets		119	145
		83,592	68,263
Non-Current
Program and film rights	7	9,986	13,741
Equity investments in programs	7	181	816
Property, plant and equipment	5	155	305
Intangible assets	6	181	271
Deferred tax assets	3	182	182
		10,685	15,315
TOTAL ASSETS		$94,277	83,578

LIABILITIES
Current
Accounts payable and accrued liabilities	10	$6,083	8,058
Income taxes payable	3	952	718
Program and film rights payable		1,944	1,101
		8,979	9,877
SHAREHOLDER’S EQUITY
Capital stock		10,660	10,660
Contributed surplus		18,803	7,637
Retained earnings		55,835	55,404
		85,298	73,701
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		$94,277	83,578

Commitments and Contingencies (Note 9)

Subsequent events (Note 15)

See accompanying notes

On behalf of the Trustee:

Signed

Pierre Boivin
Trustee

F-2

8504601 CANADA INC.

Statement of Changes in Shareholder’s Equity

For the year ended August 31, 2013

(in thousands of Canadian dollars)

	Capital Stock (note 8)	Contributed Surplus	Retained Earnings	Total Shareholder’s equity
	$	$	$	$
September 1, 2012	10,660	7,637	55,404	73,701
Net earnings and comprehensive income	—	—	16,417	16,417
Contributions received	—	10,866	—	10,866
Dividends paid	—	—	(15,986)	(15,986)
Contributed surplus	—	300	—	300
August 31, 2013	10,660	18,803	55,835	85,298

(unaudited)
September 1, 2011	10,660	—	52,720	63,380
Net earnings and comprehensive income	—	—	14,934	14,934
Contributions received	—	7,637	—	7,637
Dividends paid	—	—	(12,250)	(12,250)
August 31, 2012	10,660	7,637	55,404	73,701

See accompanying notes

F-3

8504601 Canada Inc.

Statement of earnings and comprehensive income

For the year ended August 31, 2013

(in thousands of Canadian dollars)

	Notes	2013	2012 (unaudited)

Revenues	4	$80,740	74,507

Operating expenses	2	53,048	48,001
Depreciation of property, plant and equipment		176	168
Amortization of other intangible assets		104	111
Statutory management expenses		5,059	5,217
Total operating expenses		58,387	53,497

Earnings before income taxes		22,353	21,010

Income tax expense	3	5,936	6,076
Net earnings and comprehensive income		$16,417	14,934

See accompanying notes.

F-4

8504601 Canada Inc.

Statements of Cash Flows

For the year ended August 31, 2013

(in thousands of Canadian dollars)

	Notes	2013	2012 (unaudited)
		$	$
OPERATING ACTIVITIES
Net earnings		16,417	14,934
Non-cash items:
Depreciation and amortization		280	279
Contributed surplus	10	300	—
Writedowns of equity investments in programs	7	90	400
Net change in non-cash operating items	4	4,023	(1,168)

Cash provided by operating activities		21,110	14,445

INVESTING ACTIVITIES
Additions to property, plant and equipment	5	(26)	(45)
Additions to intangible assets	6	(14)	(8)
Amounts received from (contributed to) equity investments in programs		544	(580)
Cash provided by (used in) investing activities		504	(633)

FINANCING ACTIVITIES
Contributions received		10,866	7,637
Dividends paid	10	(15,986)	(12,250)
Cash used for financing activities		(5,120)	(4,613)

Net change in cash		16,494	9,199
Cash – beginning of year		41,436	32,237
Cash – end of year		57,930	41,436

Interest paid, received and income taxes paid recorded as operating activities
Interest received		369	347
Income taxes paid		4,967	4,193

See accompanying notes and supplementary cash flow information (Note 4)

F-5

8504601 Canada Inc.

Notes to Financial Statements

For the year ended August 31, 2013

(All figures in Canadian dollars)

8504601 Canada Inc. (the “Company”) was incorporated as a wholly-owned indirect subsidiary of Astral Media Inc. under the Canada Business Corporations Act on May 29, 2013. The Company’s executive offices are located at 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3. Its activities consist primarily of specialty television broadcasting, in particular the operation of The Family Channel, Disney Jr. (French and English) and Disney XD. All of these operate under licenses granted by the Canadian Radio-television and Telecommunications Commission (CRTC) and are subject to renewal effective August 31, 2017 (August 31, 2015 for Disney XD). These financial statements were duly approved by the Company’s Trustee and the Board of Directors on December 30, 2013.

The Family Channel Inc. (“Family”) was previously a wholly owned subsidiary of Astral Media Inc. (“Astral”). On July 4, 2013, Family transferred substantially all of the assets and liabilities of Family to the Company, excluding certain assets retained by Family (the “Excluded Assets”). Effective July 5, 2013, BCE Inc. (“BCE”) acquired Astral and became the ultimate parent of the Company. As required by the CRTC and the Competition Bureau, the management and control of assets to be sold by BCE Inc., including those of the Company, are subject to an independent trustee pending the sale of the Company to a third party.

These financial statements of the Company are prepared for the contemplated sale by BCE Inc. of the assets and liabilities of the Company. These financial statements are prepared on a continuity of interest basis and include the assets, liabilities; revenues and expenses of Family transferred to the Company at their respective carrying amounts and exclude the Excluded Assets. These financial statements have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) and have been derived from the accounting records of Family and the Company and the historical basis of assets and liabilities of the legal entities comprising the business. These financial statements may not necessarily reflect the results of operations and financial position of Family and the Company had they been a standalone entity during the periods presented. All transactions between the Company and Family, and Astral Media and BCE, are included in these financial statements and are disclosed as related party transactions (Note 10).

Prior to July 5, Astral Media, and subsequent to July 4, BCE, allocated costs to the Company based on the amounts of services provided, and also charged the Company statutory management expenses. The costs allocated are not necessarily indicative of the costs that would have been incurred if the retained business had performed the functions as a standalone entity, nor are they indicative of costs that will be incurred in the future. In accordance with the interim services agreement (note 9a), upon the sale by BCE of the Company, the Company will perform these functions using its own resources.

1.	ACCOUNTING POLICIES

(a)	Basis of Presentation

These financial statements have been prepared by the Company in accordance with IFRS.

These financial statements were prepared on a going-concern basis and using the historical cost convention with the exception of certain financial instruments, which are accounted for at fair value, as described in the accounting policies. All amounts herein are expressed in thousands of Canadian dollars except when otherwise indicated.

(b)	Critical Accounting Estimates, Judgments and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are generally based on historical experience and other factors management believes to be relevant at the time financial statements are prepared. Although these estimates and assumptions are made with diligence, actual results could differ from the reported amounts disclosed in the Company’s financial statements and future revisions of estimates and assumptions could impact results of future periods.

Critical estimates and assumptions apply primarily to the following items in the Company’s financial statements:

(i)	Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts to provide for the estimated potential losses that would result from amounts not recovered from customers. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivables, customers’ credit worthiness, and historical collection experience.

F-6

(ii)	Impairment of non-financial assets

In order to test impairment of its non-financial assets, the Company establishes the recoverable amount of its cash generating units (“CGUs”). The recoverable amount of CGUs is and will continue to be influenced by assumptions based on prevailing general economic conditions and used to support the discounted future cash flows calculated by the Company to assess the recoverable amount of its CGUs. Therefore, changes to such assumptions could affect the Company’s conclusion to record or not an impairment charge or a reversal of prior years’ impairment charges.

(iii)	Investment in program and film rights

In order to respect the conditions of certain of its television broadcast licenses, the Company invests in programs and films to be produced by third parties. Investments are recorded in the balance sheet at cost less any impairment charge calculated using a discounted cash flow method of estimated future cash receipts related to such investments and management’s best estimates, including estimated cash receipt dates. On an ongoing basis and at each balance sheet date, the Company re-assesses the recoverable amount. Although investments in program and film rights are classified as “Available for Sale” financial instruments, the Company does not record these investments at fair value on the balance sheet as fair value is not reliably measurable given the limited information to which management has access.

(iv)	Income taxes

The Company is required to estimate income taxes in each of the jurisdictions in which it operates, taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. The Company is also subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income taxes payable or receivable and deferred tax assets or liabilities recorded on its balance sheet and the income tax expense recorded on its statements of earnings. The Company has estimated the outcome of such audits and believes that it has sufficient amounts accrued for outstanding income tax matters based on the information that is currently available.

(c)	Revenue Recognition

The Company earns revenue from several sources and revenues are measured at the fair value of the consideration received or receivable. Revenue recognition policies are as follows:

(i)	Monthly wholesale fees charged to distributors in connection with specialty subscriptions are recorded as revenue on a pro-rata basis over the month;

(ii)	Advertising revenue is recorded in the months that advertising airs on the Company’s television stations; and,

(iii)	Other revenues, including sponsorship revenue, as earned.

(d)	Financial Instruments

The Company determines the classification of its financial instruments at initial recognition and uses the following classifications and policies with respect to the initial recognition and subsequent measurement of financial instruments:

(i)	Cash is classified as “Held for Trading” and is marked-to-market through the statement of earnings at each period end.

(ii)	Accounts receivable are classified as “Loans and Receivables”. After their initial fair value measurement, these financial assets are measured at amortized cost using the effective interest rate method through the statement of earnings.

(iii)	Equity investments in programs to be produced by a third party are classified as “Available for Sale” and are disclosed in non-current financial assets on the balance sheets. Each investment in program and film rights is recognized as the Company’s obligations are incurred and is measured at cost less any impairment charge, such value being derived from management’s best estimates of future cash flows to be recovered from the investment, on a discounted basis. Impairment charges, if any, are recorded in operating expenses on the statement of earnings.

(iv)	Cash received from an investment is recorded as a reduction of such investment on the balance sheet and the Company records revenue on the statements of earnings only when the investment is fully recouped.

(v)	Accounts payable and accrued liabilities, short-term program and film rights payable and other current financial liabilities are classified as “Other Financial Liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method through the statements of earnings.

F-7

The Company categorizes its financial assets and liabilities, which are measured at fair value on a recurring basis in periods subsequent to their initial recognition, into one of three different levels depending on the observability of the inputs used in the measurement:

(i)	Level 1: This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

(ii)	Level 2: This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.

(iii)	Level 3: This level includes valuations based on inputs which are less observable, unavailable, or where the observable data does not support a significant portion of the instruments’ fair value.

(e)	Program and Film Rights

Program and film rights are purchased on a fixed or variable cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The asset is classified as either a current or non-current asset based on the availability period. The related liability is classified as either current or non-current based on contract payment terms. The cost of fixed program and film rights is expensed over the lesser of the availability period and a maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months. Program and film rights acquired on a variable cost basis are not capitalized and their cost is determined and expensed over their contracted exhibition period, on the basis of the average number of subscribers to the network exhibiting the program and of other contractual terms.

In the event that the recognition criteria for fixed cost purchases described above are not met and that the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as part of program and film rights on the balance sheet.

Any impairment charges are reported as operating expenses on the statements of earnings.

(f)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives which are as follows:

Equipment, furniture and fixtures	3 to 10 years
Computer hardware	3 to 6 years

Leasehold improvements are depreciated on a straight-line basis over the remaining term of the related leases.

Annually, the Company reviews the depreciation rates and residual values and makes appropriate changes if it believes that current rates or residual values are different from that estimated before. The effect of such changes is recognized on the statement of earnings and comprehensive income prospectively.

(g)	Leases

In the normal course of its operations, the Company signs lease agreements which can either be classified at the inception date of the lease as i) a finance lease if substantially all the risks and rewards of ownership of the assets are transferred to the Company or ii) an operating lease for all other lease agreements. As at August 31, 2013, all lease agreements to which the Company is party are classified as operating leases and related rental costs are recognized in operating expenses on the statements of earnings.

(h)	Intangible Assets

Intangible assets with a finite useful life are all externally purchased and are stated at cost less accumulated amortization and impairment losses, if any. They are comprised of capitalized amounts related to computer software and website costs and are amortized on a straight-line basis over 5 years.

(i)	Impairment of Non-financial Assets

At each reporting date, the Company assesses if any impairment indicator affecting long-lived assets exists and, if so, performs an impairment test.

Impairment tests require the Company to estimate the recoverable amount of the CGU (or group of CGUs) and to compare it to its carrying value. The CGU’s (or group of CGUs’) recoverable amount is the higher of the value in use or the fair value less costs to sell of that particular CGU (or group of CGUs). An impairment charge, if any, is measured as the excess of the carrying value of the CGU (or group of CGUs) over its recoverable amount. The value in use is determined based on the estimated future cash flows derived from the Company’s financial budgets, as authorized by the Company’s Board of Directors, on a discounted basis, while the fair value less costs to sell is determined by analyzing recent market transactions, if any, or by using an appropriate valuation model.

F-8

The Company must assess at each reporting period whether there is any indication that previously recognized impairment charges may no longer exist or have decreased. If such events or circumstances exist, the Company calculates the recoverable amount of the CGU in order to determine the amount to be reversed, if any. Such reversal is limited to the original carrying value of the CGU before impairment charges, net of any accumulated depreciation.

Impairment charges and the reversal of prior years’ impairment charges are recorded on a net basis on the statements of earnings.

(j)	Provisions

The Company records a provision when it has a present obligation (legal or constructive) to transfer economic benefits as a result of known events. Provisions are measured at the present value of management’s best estimate of future cash payments required to settle the obligation as at the balance sheet date.

(k)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities using the tax rates and tax laws that are enacted or substantively enacted at the reporting date.

Deferred income tax is provided for using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the fiscal year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized for all deductible temporary differences and unused tax losses carried forward to the extent that it is probable that taxable income will be available against which the deductible temporary differences and unused tax losses carried forward can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date. Deferred tax relating to items recognized directly in shareholder’s equity is recognized directly in shareholder’s equity.

(l)	Adoption of new or amended accounting standards

As required, effective September 1, 2012, the Company adopted the following new or amended accounting standards on a retrospective basis.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.

This amendment did not impact the Company’s disclosures as the Company do not have any material offsetting arrangements.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income. This amendment did not impact the Company.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In May 2013, IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for nonfinancial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014. The adoption of these IFRS amendments is not expected to have a significant impact on the Company’s financial statements.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.

The adoption of IFRS 13 is not expected to result in any measurement adjustments or changes to the Company’s fair value valuation techniques.

F-9

2.	SIGNIFICANT EXPENSES

Significant expenses recorded in operating expenses are as follows:

	2013	2012
(in thousands)		(unaudited)

Employee salaries and benefits	$7,010	$6,381
Television program and film rights	26,539	23,726
Regulatory rights	727	565
Other rents	1,009	933
Disney marketing fee	11,373	9,626
Other expenses	6,390	6,770
Operating expenses	$53,048	$48,001

Employee salaries and benefits expense is comprised of the following:

(in thousands)	2013	2012
		(unaudited)
Short-term compensation	$6,929	$6,272
Employee future benefit plans	81	109
	$7,010	$6,381

3.	INCOME TAXES

Income tax expense varies from the amounts that would be computed by applying the statutory tax rate to the Company’s earnings before income taxes for the following reasons:

(in thousands except for tax rates)	2013	2012
		(unaudited)

Statutory tax rate	26.5%	27%

Income tax expense at the statutory tax rate applied to earnings before income taxes	5,923	5,673
Permanent differences and other	13	403
Income tax expense	$5,936	6,076

Major components of the income tax expense recorded on the statements of earnings are as follows:

	2013	2012
(in thousands)		(unaudited)

Current tax expense	$5,936	6,076
Deferred tax expense	–	–
Income tax expense	$5,936	6,076

Significant deferred tax assets arising from the effect of temporary differences are as follows:

	August 31,	August 31,
	2013	2012
(in thousands)		(unaudited)

Deferred tax assets:
Property, plant and equipment	$182	$182
Total deferred tax assets	$182	$182

F-10

4.	SUPPLEMENTARY STATEMENTS OF CASH FLOWS AND STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME INFORMATION

Net Change in Non-cash Operating Items

	2013	2012
(in thousands)		(unaudited)

Decrease (increase) in accounts receivable, prepaid and other current assets	$487	(517)
Decrease (increase) in program and film rights	4,435	392
Decrease in accounts payable and accrued liabilities	(1,976)	(552)
Increase in income taxes payable	234	202
Increase (decrease) in program and film rights payable	843	(693)
	$4,023	(1,168)

Major components of revenues recorded on the statement of earnings and comprehensive income for the years ended August 31 are as follows:

	2013	2012
(in thousands)		(unaudited)

Subscription-related – Television	$73,071	$67,685
Advertising	1,602	839
Other	6,067	5,983
Total Revenues	$80,740	$74,507

5.	PROPERTY, PLANT AND EQUIPMENT

	Equipment,
	furniture and	Computer	Leasehold
(in thousands)	fixtures	hardware	improvements	Total

Cost
Opening balance – September 1, 2011	$1,778	666	464	2,908
Additions	1	18	26	45
Closing balance – August 31, 2012	1,779	684	490	2,953
Additions	—	21	5	26
Closing balance – August 31, 2013	$1,779	705	495	2,979

Accumulated depreciation
Opening balance – September 1, 2011	$1,664	590	226	2,480
Depreciation expense	39	35	94	168
Closing balance – August 31, 2012	1,703	625	320	2,648
Depreciation expense	67	27	82	176
Closing balance – August 31, 2013	$1,770	652	402	2,824

Carrying amount – August 31, 2013	9	53	93	155
Carrying amount – August 31, 2012	$76	59	170	305

6.	INTANGIBLE ASSETS

	Computer
(in thousands)	software	Website costs	Total

Cost
Opening balance – September 1, 2011	$506	175	681
Additions	8	–	8
Closing balance – August 31, 2012	514	175	689
Additions	14	–	14
Closing balance – August 31, 2013	$528	175	703

Accumulated amortization
Opening balance – September 1, 2011	291	16	307
Amortization expense	58	53	111
Closing balance – August 31, 2012	349	69	418
Amortization expense	45	59	104
Closing balance – August 31, 2013	$394	128	522

Carrying amount – August 31, 2013	134	47	181
Carrying amount – August 31, 2012	165	106	271
Carrying amount – September 1, 2011	$215	159	374

F-11

7.	INVESTMENTS IN PROGRAMS AND FILM RIGHTS AND EQUITY INVESTMENTS IN PROGRAMS

The changes in investments in programs and films are summarized as follows:

	2013	2012
(in thousands)		(unaudited)

Beginning of year	$27,386	27,778
Programming rights additions	4,907	8,280
Programming rights amortization	(9,341)	(8,672)
End of year	$22,952	27,386

The changes in equity investments in programs are summarized as follows:

	2013	2012
(in thousands)		(unaudited)

Beginning of year	$816	636
Amount invested in programs	–	1,500
Amount recovered	(557)	(928)
Write-down of investments in programs	(90)	(400)
Imputed interest income	12	8
End of year	$181	816

8.	CAPITAL STOCK

(a)	Authorized

An unlimited number

(i)	Voting common shares

(ii)	Non-voting preferred shares, entitled to a non-cumulative dividend rate of 6 % per annum of the redemption price (as defined), redeemable and retractable at their redemption price

(b)	Issued and Outstanding Capital Stock

(in thousands)

	2013	2012
		(unaudited)
300 common shares	$10,660	$10,660

8504601 Canada Inc. was incorporated on May 29, 2013. During the year, the Company issued:

(i)	100 common shares upon incorporation for $100

(ii)	100 common shares for the purchase of assets from The Family Channel Inc.

(iii)	1 preferred share for the purchase of the Disney Junior French assets from a company controlled by Astral Media Inc.

(iv)	Converted the 1 preferred share issued in iii) above into 100 common shares.

9.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

Lease agreements to which the Company is party have different maturity dates which extend to 2018 and some of these also have renewal options and fee escalation clauses. The minimum amounts payable under long-term operating lease contracts, are as follows:

F-12

(in thousands)

No later than one year	$975
Between one and five years	1,726
$2,701

In the normal course of its operations, the Company has signed agreements, with terms ranging from one to ten years, for the acquisition of program and film rights to be aired on its television services. The acquisition of the rights and related obligations is contingent on the actual delivery of programming and on other contractual terms.

Effective July 5, 2013, the Company signed an interim services agreement with a wholly owned subsidiary of BCE to provide various services to the Company, whereby BCE’s subsidiary will provide the Company with business and legal, human resource, information technology, broadcast centre, Disney Junior French Quebec marketing, digital sales, and other services, all at BCE’s cost. The agreement will terminate upon the sale of the Company by BCE to a third party. The employees of Family were not transferred to the Company, but a certain number of such employees, including their related pension asset and liabilities, are expected to be transferred to the Company at the termination of the interim services agreement.

As part of its agreement with Disney for programming and marketing, the Company is required to pay to Disney a fixed percentage of subscriber and advertising revenues on an annual basis. For the year ended August 31, 2013, the Company paid Disney a total of $28,425,201 (2012 - $25,050,415). The Company purchases more than 50 % of its content from Disney. The Disney agreement expired on August 31, 2010, and is currently being negotiated to extend its term until August 31, 2015.

(b)	Contingencies

The Company is involved in various legal actions which are normal to the businesses of the Company. In the opinion of the Company, potential liabilities that may result from these legal actions have been adequately provided for and are not expected to have a material adverse effect on the Company’s financial position.

10.	RELATED PARTY TRANSACTIONS

(i)	As at August 31, 2013, the company is an indirect wholly owned investment of BCE Inc. In accordance with the terms of the acquisition of Astral Media Inc. by BCE on July 5, 2013, the shares of 8504601 Canada Inc. are in trusteeship, with BCE able to significantly influence the operations of the Company. Prior to July 5, 2013, the Company was a wholly owned indirect subsidiary of Astral.

(ii)	The key management personnel compensation recorded on the statement of earnings and comprehensive income for the year ended August 31 is as follows:

	2013	2012
(in thousands)		(unaudited)

Short-term compensation	$506	533
Employee future benefit plans	30	45
Stock-based compensation costs	192	67
	$728	645

(iii)	Transactions with related parties recorded in the financial statements for the years ended August 31 are as follows:

	2013
		BCE entities,
	Astral	effective
(in thousands)	entities	July 5, 2013	Total
	$	$	$
Chargeback and management fees	14,795	2,415	17,210
Dividends paid	(15,986)	—	(15,986)
Revenues received	1,371	323	1,694

	2012
	(unaudited)
		BCE entities,
	Astral	effective
(in thousands)	entities	July 5, 2013	Total

Chargeback and management fees	18,155	—	18,155
Dividends paid	(12,250)	—	(12,250)
Revenues received	1,427	—	1,427

F-13

	2013	2012

(in thousands)		(unaudited)

Accounts receivable	$1,802	1,194

Accounts payable	$910	3,072

As set out in Note 9a, Bell provides a number of services to the Company under the interim services agreement. Previously, these services were provided by Astral.

11.	GUARANTEES

Some agreements to which the Company is party, include indemnification provisions that may require the Company to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements, with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. As at August 31, 2013, management does not believe that these indemnification provisions would require any material cash payment by the Company, and insurance coverage, estimated by management to be reasonable and sufficient, exists in order to minimize the previously mentioned risks.

The Company indemnifies its directors and officers against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers.

12.	FINANCIAL INSTRUMENTS

(a)	Risks Arising from Financial Instruments

In the normal course of business, the Company has exposures, consisting primarily of interest rate risk, credit risk and liquidity risk, arising from its financial instruments. The Company manages these risk exposures on an ongoing basis.

(i)	Interest Rate Risk

Interest rate fluctuations could have an impact on the Company’s interest income that it earns on its cash balance. The Company has an investment policy designed to safeguard its capital and generate a reasonable return. The policy sets out the types of permissible investment instruments, their concentration and acceptable credit ratings.

(ii)	Credit Risk

Credit exposure on financial instruments arises from the possibility that a counterparty to an instrument in which the Company is entitled to receive payment fails to perform. Accounts receivable arise mainly from monthly wholesale fees charged to distributors in connection with television subscriptions.

Customers distributing the Company’s television services are generally large companies with stable financial conditions; therefore mitigating the Company’s credit risks related to accounts receivable from such customers. The Company’s credit exposure emanating from advertising transactions with advertising agencies and direct clients is influenced by the global economic environment. As disclosed in Note 4b, advertising revenues accounted for less than 2 % of revenues for the year ended August 31, 2013. To mitigate such risk, the Company performs ongoing customer credit evaluations and generally does not require collateral. Allowances, which are estimated on the basis of historical loss rates adjusted for current events, are monitored by management on an ongoing basis. Accounts receivable are written off against the allowance for doubtful accounts only when the Company believes that an outstanding amount will not be recovered. The Company manages its accounts receivable on an ongoing basis and every month management reviews the accounts receivable aging on a segment by segment basis. Furthermore, all major advertising clients are reviewed in order to make sure that amounts owed are not over their authorized limit.

The maximum credit risk to which the Company is exposed equals its accounts receivable.

F-14

Pursuant to their respective payment terms, accounts receivable are aged as follows as at August 31, 2013:

(in thousands)

In line with payment terms	$5,069
Under 31 days past due	6,403
31-60 days past due	310
61-90 days past due	222
Over 90 days past due	1,166
Allowance for doubtful accounts	(593)
Total	$12,577

Given the limited number of clients distributing its television services, the Company is facing a high degree of revenue concentration. Therefore, there is always a risk that the loss of an important relationship would have a significant impact on any particular television service. To mitigate this risk, the Company enters into long-term contracts with its customers. For the year ended August 31, 2013, 4 customers accounted for 68% (for the year ended August 31, 2012, four customers accounted for 70%) of revenues.

(iii)	Liquidity Risk

Liquidity risk is the risk that the Company would not be able to meet its financial obligations as they come to maturity or can only do so at excessive costs. Based on the Company’s ability to generate cash flows through its ongoing operations, management believes that cash flows are sufficient to cover its known operating and capital requirements, as well as its current and longer term commitments. Therefore, management evaluates that the Company’s liquidity risk is low. The Company manages its liquidity risk by monitoring its cash resources through ongoing financial and cash flow forecasts.

(iv)	Other Risk

The Company is also facing other risks from its equity investments in programs to be produced by third parties. Such investments are measured at the present value of estimated future cash receipts on the balance sheet. As future cash receipts are influenced by the quality of the programming produced by third parties and by the ability of such parties of selling their programs and films, the amounts that the Company will receive might differ from management estimates.

(b)	Fair Values

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and short-term program and film rights payable approximate their carrying value due to the short-term maturity of these instruments.

13.	CAPITAL RISK MANAGEMENT

The components of the Company’s capital structure is shareholder’s equity.

The Company’s overall capital management objectives are to create shareholder value through organic growth of its operations, and to maintain the most optimal capital structure in order to minimize its cost of capital.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. In order to maintain or adjust its capital structure, the Company reviews the amount of dividends to be paid to shareholders annually. Related decisions are taken after review of financial and operational forecasts, which are based on estimated revenues, operating expenses, capital expenditures, dividends and other investing and financing activities. Forecasts are regularly updated by management. Effective July 5, 2013, decisions as to the Company’s capital structure are made by the independent trustee.

In order to ensure compliance with Federal Government directions, the Broadcasting Act and regulations governing specialty, pay and pay-per-view television services (the “Regulations”), the Company has imposed restrictions on the issuance, transfer and, if applicable, voting of the Company’s shares.

As at August 31, 2013, and throughout the year, the Company was in compliance with the above Regulations. The Company’s capital management objectives have not changes since August 31, 2012, other than as described above.

14.	SEGMENT DISCLOSURE

The Company operates in one business segment, specialty pay television. As at and for the year ended August 31, 2013, substantially all of the Company’s business operations’ were conducted in Canada. All of the business assets are located in Canada.

15.	SUBSEQUENT EVENTS

(a)	Subsequent to August 31, 2013, the Company paid dividends on its common shares totaling $47,000,000.

(b)	On November 27, 2013, BCE entered into an agreement to sell its shares in the Company to DHX Media Ltd. The sale is subject to a number of terms and conditions, including the approval of the CRTC and the Competition Bureau.

F-15

PRO FORMA FINANCIAL STATEMENTS

DHX Media Ltd

Unaudited Pro Forma Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except for shares and amounts per share)

F-16

DHX Media Ltd.

Unaudited Pro Forma Consolidated Balance Sheet

As at September 30, 2013

(expressed in thousands of Canadian dollars)

	DHX Media	8504601 Canada		Pro Forma	Pro Forma
	Ltd.	Inc.	Notes	adjustments	Balance sheet
	$	$		$	$
		(note 3 (h))

Assets

Current assets
Cash	7,098	57,930	3 (c)	(47,000)	11,250
			3 (c)	(176,779)
			3 (d)	(4,000)
			3 (e)	210,000
			3 (e)	(72,270)
			3 (e)	(4,224)
			3 (e)	10,792
			3 (e)	(7,483)
			3 (e)	(576)
			3 (f)	37,762
Restricted cash	109	–			109
Amounts receivable	78,004	12,577			90,581
Prepaid expenses and deposits	2,434	119			2,553
Investment in film and television programs	132,176	22,952			155,128

	219,821	93,578		(53,778)	259,621

Long-term accounts receivable	2,170	–			2,170
Deferred financing charges	633	–	3 (e)	576	1,209
Property, plant and equipment	4,922	155			5,077
Long-term investment	330	181			511
Intangible assets	28,933	181	3 (a)	110,323	139,437
Goodwill	89,472	–	3 (a)	42,758	132,230
Deferred tax assets	–	182	3 (a)	(182)	–

	346,281	94,277		99,697	540,255

F-17

DHX Media Ltd.

Unaudited Pro Forma Consolidated Balance Sheet

As at September 30, 2013

(expressed in thousands of Canadian dollars)

	DHX Media	8504601 Canada		Pro Forma	Pro Forma
	Ltd.	Inc.	Notes	adjustments	Balance sheet
	$	$		$	$
		(note 3 (h))

Liabilities

Current liabilities
Bank indebtedness	7,483	–	3 (e)	(7,483)	10,792
			3 (e)	10,792

Program and film rights payable	–	1,944			1,944
Accounts payable and accrued liabilities	51,470	7,035			58,505
Deferred revenue	10,959	–			10,959
Other liabilities	445	–			445
Interim production financing	31,169	–			31,169
Current portion of long-term debt and obligations under capital leases	5,984	–	3 (e)	(5,219)	21,765
			3 (e)	21,000

	107,510	8,979		19,090	135,579
Long-term debt and obligations under capital leases	65,346	–	3 (e)	(67,051)	183,071
			3 (e)	189,000
			3 (e)	(4,224)
Long-term deferred revenue	1,086	–			1,086
Deferred income taxes	6,010	–	3 (a)	(182)	19,678
			3 (a)	14,600
			3 (f)	(750)

	179,952	8,979		150,483	339,414
Shareholders' Equity
Common shares	152,063	10,660	3 (b)	(10,660)	190,575
			3 (f)	38,512
Warrants	390	–			390
Contributed surplus	12,209	18,803	3 (b)	(18,803)	12,209
AOCI	(1,494)	–			(1,494)
Retained earnings (deficit)	3,161	55,835	3 (b)	(55,835)	(839)
			3 (d)	(4,000)

	166,329	85,298		(50,786)	200,841

	346,281	94,277		99,697	540,255

F-18

DHX Media Ltd.

Unaudited Pro Forma Consolidated Statement of Income

For the three-month period ended September 30, 2013

(expressed in thousands of Canadian dollars, except for per share amounts)

					Pro Forma
	DHX Media	8504601 Canada		Pro Forma	Statement of
	Ltd.	Inc.	Notes	adjustments	income
	$	$		$	$
		(note 3 (h))

Revenues	27,002	19,994			46,996

Operating expenses
Direct production costs, expense of film and television programs produced and other costs of revenues	11,076	13,011			24,087
Expense of acquired library	1,783	–			1,783
Amortization of property and equipment and intangibles	1,349	72			1,421
Acquisition costs	1,233	–			1,233
Selling, general and administrative	8,052	788			8,840
Statutory management expenses	–	1,320			1,320
Finance expense, net	57	–	3 (g)	240	1,187
			3 (g)	890

	23,550	15,191		1,130	39,871

Income before income taxes	3,452	4,803		(1,130)	7,125

Provision for (recovery of) income taxes
Current income taxes	1,406	1,274	3 (g)	(340)	2,340
Deferred income taxes	(112)	–			(112)

	1,294	1,274		(340)	2,228

Net income for the period	2,158	3,529		(790)	4,897

Basic earnings per common share	0.02				0.04

Diluted earnings per common share	0.02				0.04

F-19

DHX Media Ltd.

Unaudited Pro Forma Consolidated Statement of Income

For the year ended June 30, 2013

(expressed in thousands of Canadian dollars, except for per share amounts)

						Pro Forma
	DHX Media		8504601		Pro Forma	Statement of
	Ltd.	Cookie Jar	Canada Inc.		adjustments	income
	$	$	$	Notes	$	$
		(note 3 (i))	(note 3 (h))

Revenues	97,263	13,376	80,740	3 (j)	(70)	191,309

Operating expenses (income)
Direct production costs, expense of film and television programs produced and other costs of revenues	45,117	3,139	50,141	3 (j)	(70)	98,327
Expense of acquired libraries	6,313	579	–			6,892
Acquisition costs	1,696	–	–			1,696
Amortization of property and equipment and intangibles	4,583	1,871	280			6,734
Development expenses and other	3,055	–	–			3,055
Write-down of investment in film and television programs	608	–	–			608
Selling, general and administrative	31,886	3,699	2,907			38,492
Statutory management expenses	–	–	5,059			5,059
Share of gain of associates	172	–	–			172
Realized gain on disposals of short-term investment and property and equipment	(1,419)	–	–			(1,419)
Finance expense, net	1,948	1,642	–	3 (g)	960	8,109
				3 (g)	3,559

	93,959	10,930	58,387		4,449	167,725

Income before income taxes	3,304	2,446	22,353		(4,519)	23,584

Provision for (recovery of) income taxes
Current income taxes	1,468	41	5,936	3 (g)	(1,360)	6,085
Deferred income taxes	(24)	650	–			626

	1,444	691	5,936		(1,360)	6,711

Net income for the year	1,860	1,755	16,417		(3,159)	16,873

Basic earnings per common share	0.02					0.15

Diluted earnings per common share	0.02					0.15

F-20

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

September 30, 2013

(expressed in thousands of Canadian dollars, except for shares and amounts per share)

1.	Basis of presentation

The unaudited pro forma consolidated balance sheet of DHX Media Ltd. (“DHX Media” or the “Company”) as at September 30, 2013 and the unaudited pro forma consolidated statements of income for the three-month period ended September 30, 2013 and the year ended June 30, 2013, have been prepared by management of DHX Media for illustrative purposes only and give effect to the transactions and the proposed acquisition (the “Acquisition”) of Family, Disney XD, Disney Junior (English-language) and Disney Junior (French-language) channels (the “Family Channel Business”) from Bell Media by DHX Media, which is expected to close in 2014 pending approval by the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (“CRTC”). The agreement provides that DHX Media would acquire the outstanding shares of a newly formed company holding substantially all the assets and select liabilities of the Family Channel Business, 8504601 Canada Inc. The pro forma financial statements have been prepared on the basis of the assumptions and adjustments described below and in note 3.

In the opinion of management, the unaudited pro forma consolidated balance sheet as at September 30, 2013 and unaudited pro forma consolidated statements of income for the three-month period ended September 30, 2013 and for the year ended June 30, 2013, include all adjustments necessary for the fair presentation of the transaction in accordance with International Financial Reporting Standards (“IFRS”) on a basis consistent with DHX Media’s accounting policies applied in the unaudited interim condensed consolidated financial statements for the quarter ended September 30, 2013.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Company for any period following the closing of the Acquisition will vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited interim condensed consolidated financial statements of DHX Media as at and for the three month periods ended September 30, 2013 and 2012, which are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), the audited consolidated financial statements of DHX Media as at and for the years ended June 30, 2013 and 2012, prepared in accordance with IFRS, and the financial statements of 8504601 Canada Inc. as at and for the years ended August 31, 2013 and 2012 prepared in accordance with IFRS.

The unaudited pro forma consolidated balance sheet as at September 30, 2013, has been prepared using information from the unaudited interim condensed consolidated balance sheet of DHX Media as at September 30, 2013, the balance sheet of the Family Channel Business as at August 31, 2013, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had occurred on September 30, 2013.

The unaudited pro forma consolidated statement of income for the three-month period ended September 30, 2013, has been prepared using information from the unaudited interim condensed consolidated statement of income of DHX Media for the three-month period ended September 30, 2013, and the constructed statement of earnings and comprehensive income for the Family Channel Business for the three-month period ended August 31, 2013, which was constructed by subtracting the Family Channel Business results for the nine-month period ended May 31, 2013 from the statement of earnings and comprehensive income of Family Channel Business for the year ended August 31, 2013, and the adjustments and assumptions outlined below. The full amount of revenues, expenses and net income of the Family Channel Business for the three-month period ended August 31, 2013 is also included in the statement of earnings and comprehensive income of the Family Channel Business for the year ended August 31, 2013, which are used in the unaudited pro forma consolidated statement of income for the year ended June 30, 2013 (see below). The unaudited pro forma consolidated statement of income for the three-month period ended September 30, 2013 gives effect to the Acquisition as if it had occurred on July 1, 2012.

F-21

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

September 30, 2013

(expressed in thousands of Canadian dollars, except for shares and amounts per share)

1.	Basis of presentation (continued)

The unaudited pro forma consolidated statement of income for the year ended June 30, 2013, has been prepared using information from the consolidated statement of income of DHX Media for the year ended June 30, 2013, the statement of earnings and comprehensive income of the Family Channel Business for the year ended August 31, 2013 prepared in accordance with IFRS, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of income for the year ended June 30, 2013 gives effect to the Acquisition as if it had occurred on July 1, 2012.

The unaudited pro forma consolidated financial statements as at September 30, 2013 and for the three months ended September 30, 2013 and the year ended June 30, 2013 were prepared using the acquisition method of accounting. DHX Media is considered the legal and accounting acquirer. The unaudited pro forma consolidated financial statements were based on the historical financial statements of DHX Media and the Family Channel Business. Certain reclassifications have been made to the historical financial statements in preparation of the pro forma consolidated financial statements to conform to the financial statements presentation currently adopted by DHX Media.

During the year ended June 30, 2013, DHX Media recorded revenue of approximately $70 to the Family Channel Business, which has been eliminated along with the related expense incurred by the Family Channel Business of $70. There are no other material transactions between DHX Media and Family Channel Business during the periods presented in the unaudited pro forma consolidated financial statements that would need to be eliminated. See notes to the pro forma consolidated financial statements below.

The financial year-ends of DHX Media and the Family Channel Business are non-coterminous. Given that the financial year-end of the Family Channel Business differs from DHX Media by less than 93 days, no adjustment for the difference in year-ends is required in these pro formas.

Management has determined that no material adjustments to the Family Channel Business financial statements are required to comply with the accounting policies used by DHX Media in the preparation of its consolidated financial statements, except as disclosed herein.

The unaudited pro forma consolidated financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Acquisition, the costs to integrate the operations of DHX Media and the Family Channel Business, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Under acquisition accounting, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have not yet begun. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma consolidated financial statements and the combined company’s future results of operations and financial position.

The assets acquired and liabilities assumed of the Family Channel Business will be recorded as of the completion of the Acquisition, primarily at their respective fair values and added to those of DHX Media. The results of operations of the Family Channel Business will be included in the financial statements of the combined company from the date of the completion of the Acquisition.

F-22

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

September 30, 2013

(expressed in thousands of Canadian dollars, except for shares and amounts per share)

1.	Basis of presentation (continued)

Acquisition-related transaction costs, such as advisory, legal, valuation, and other professional fees, and certain acquisition-related restructuring charges affecting the Family Channel Business are not included as a component of consideration transferred but are accounted for as expenses in the periods during which the costs are incurred. Total acquisition-related transaction costs expected to be incurred by DHX Media and the Family Channel Business on a combined basis in connection with the Acquisition are estimated to be approximately $4,000. The approximate transaction costs are reflected in the unaudited pro forma consolidated balance sheet as a reduction to cash and an increase to the deficit balance for DHX Media’s portion of the estimated transaction costs of $4,000. The Family Channel Business portion of the estimated transaction costs has been reflected within the preliminary purchase price allocation as a reduction of the book value of net assets acquired.

2.	Acquisition of the Family Channel Business

On November 27, 2013, DHX Media entered into an acquisition agreement with Bell Media Inc. (the “Vendor”) for the acquisition of the Family Channel Business (the “Agreement”), which was announced on November 28, 2013. The acquisition is expected to close in 2014 pending approval by the Competition Bureau and the CRTC. The agreement provides that DHX Media will acquire the outstanding shares of a newly formed company, 8504601 Canada Inc., holding substantially all the assets and select liabilities comprising the business of the Family Channel Business for cash consideration consisting of $170,000, increased or reduced by a working capital adjustment (see note 2 (i)). The estimated acquisition costs of $4,000 have been charged directly to the deficit balance.

The Acquisition is recorded at its purchase price and the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The allocation of the purchase price is preliminary. The allocation of the fair value of the net assets acquired and the goodwill will differ upon finalization of the purchase price allocation. The preliminary purchase was allocated as follows:

$

Net working capital, excluding investment in film and television programs (i)	14,646
Investment in film and television programs	22,952
Intangible assets (ii)	110,504
Equity investment in programs	181
Property and equipment	155
Goodwill	42,758
Deferred tax liabilities (iii)	(14,417)

Net assets acquired	176,779

i)	The Agreement includes a working capital adjustment which increases or decreases the purchase price based on the amount by which the working capital, as defined in the Agreement, exceeds or is less than the target working capital. Subsequent to August 31, 2013, the Family Channel Business paid out a cash dividend of $47,000, reducing working capital by this amount. Based on the working capital in the Family Channel Business at August 31, 2013, as adjusted for the reduction in working capital of $47,000 due to the dividend paid out, this results in an increase of $6,779 to the purchase price, resulting in a total purchase price of $176,779.

ii)	Reflects an adjustment of $110,323 to record the preliminary fair value adjustment allocated to the Family Channel Business’ intangible assets - broadcast licenses. The broadcast licenses are considered indefinite-life intangible assets and are not amortized.

F-23

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

September 30, 2013

(expressed in thousands of Canadian dollars, except for shares and amounts per share)

2.	Acquisition of the Family Channel Business (continued)

iii)	As a result of the fair value adjustments on the Acquisition, a deferred tax liability was recorded in the amount of $14,600 on the excess of the fair value of the broadcast licenses over the book value.

The carrying value of all other assets and liabilities is assumed to approximate fair value.

3.	Pro Forma assumptions and adjustments

(a)	The assumption that DHX Media acquired 100% of the outstanding common shares of a newly formed company holding substantially all the assets and select liabilities comprising the Family Channel Business as a result of the offer.

As per note 2, this gives rise to a net increase to assets and liabilities related to the fair value adjustments and related tax adjustments as follows:

$

Intangible assets	110,323

Goodwill	42,758

Deferred tax liabilities	14,600

(b)	This pro forma adjustment eliminates the historical equity accounts of the Family Channel Business.

(c)	This pro forma adjustment reflects the payment of a cash dividend of $47,000 subsequent to August 31, 2013, reducing working capital by this amount, and the payment of $176,779 in cash in connection with the acquisition of 100% of the outstanding shares of the Family Channel Business, comprised of the base purchase price of $170,000 and a working capital adjustment of $6,779.

(d)	This assumption provides for the recording of transaction expenses of the Acquisition totaling $4,000. Of the total estimated transaction expenses, $4,000 are related to costs DHX Media is expected to incur subsequent to September 30, 2013 and are charged against deficit.

(e)	Concurrently with the Acquisition, and as a condition of closing, DHX Media will be entering into a new credit facility with a Canadian bank that will replace existing indebtedness of DHX Media, other than production-specific financing obtained by DHX Media’s subsidiaries. This credit facility, along with existing cash, will be used to fund the Acquisition.

The Company will enter into a credit facilities agreement replacing the existing credit facilities and is assumed to draw $210,000 on the five-year term loan facility, part of which is used to repay the existing credit facilities of $72,270, which was drawn at September 30, 2013, bearing interest at a variable rate and to draw $10,792 on the $30,000 revolving credit facility, part of which is used to repay the existing revolving credit facility of which $7,483 was drawn at September 30, 2013, bearing interest at a variable rate. The existing credit facilities of $72,270 are recorded on the balance sheet of DHX Media at $70,565, which is net of unamortized issue costs of $1,705. These unamortized issue costs are assumed to carry forward and are added to the issue costs related to the new credit facilities to be entered into.

Financing costs related to the credit facilities are estimated to be $4,224, in addition to the unamortized financing costs of the previous credit facilities of $1,705, for total financing costs of $5,929. These costs reduce the proceeds received and will be amortized over the respective term of the facilities. Financing costs related to the revolving credit facility of $576, in addition to the unamortized financing costs of the previous credit facility of $633, for total financing cost of $1,209, are classified as an asset in the deferred finance charges and the financing costs related to the term facility of $5,929 are presented against the related indebtedness.

F-24

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

September 30, 2013

(expressed in thousands of Canadian dollars, except for shares and amounts per share)

3.	Pro Forma assumptions and adjustments (continued)

(f)	On November 21, 2013, DHX Media issued 11,183,750 shares of DHX Media, including the exercise of the over-allotment option under an underwriting agreement (the “Offering”), for net proceeds of $37,762 (after deducting underwriters’ fees and estimated expenses of this offering estimated at $2,500). The Company also recorded a deferred tax asset of $750 related to the Offering expenses, which reduces the amount recorded for the Offering expenses. The net proceeds under the Offering have been recorded as cash and were assumed to be used to finance the Acquisition. The Offering is included in the pro forma adjustments as it has a direct impact on the financing of the Acquisition and the refinancing of DHX Media credit facilities;

(g)	Financial expense has been adjusted to reflect increase in the interest expense on the Company’s financing for the Acquisition, the fee for undrawn revolving credit facility and the amortization of financing costs. Interest expenses relating to the credit facilities would increase by $890 for the three months ended September 30, 2013 and $3,559 for the year ended June 30, 2013.

In addition, the amortization expense of the related financing costs represent a total of $240 for the three months ended September 30, 2013 and $960 for the year ended June 30, 2013.

An adjustment has been made to reduce tax expense by $340 for the three months ended September 30, 2013 and $1,360 for the year ended June 30, 2013 related to the additional interest expense and amortization of deferred costs.

(h)	Reclassification adjustments have been made to the Family Channel Business’ presentation to be in accordance with DHX Media’s presentation. The significant reclassifications were to show investment in film and television programs as current assets, include income taxes payable with accounts payable and accrued liabilities, reflect operating expenses as costs of revenues and selling, general and administrative and group depreciation of property and equipment and amortization of intangibles together.

(i)	On October 22, 2012, DHX Media completed the acquisition of the business of Cookie Jar Entertainment Inc. (Cookie Jar). The results of Cookie Jar are included in the consolidated results of DHX Media from the date of acquisition. An adjustment has been made in the pro forma income statement for the year ended June 30, 2013 to include the results of Cookie Jar from July 1, 2012 to October 21, 2012, such that the pro forma income statement for the year ended June 30, 2013 reflects the results of Cookie Jar as if DHX Media had acquired Cookie Jar on July 1, 2012. The pro forma income statement for the year ended June 30, 2013 also includes adjustments to reflect the shares issued to acquire Cookie Jar and the shares issued pursuant to an offering to finance the acquisition of Cookie Jar and pay down debt as part of the Cookie Jar acquisition (see note 4 (ii)) as if the shares were issued July 1, 2012. The pro forma income statements for the year ended June 30, 2013 also includes adjustments related to the credit facilities entered into to finance the Cookie Jar acquisition and pay down existing Cookie Jar debt as if the credit facilities were entered into on July 1, 2012. The shares issuances and credit facilities entered into are included in the pro forma adjustments as they had a direct impact on the financing of the acquisition of Cookie Jar.

(j)	During the year ended June 30, 2013, DHX Media recorded revenue of $70 (three months ended September 30, 2013 - $nil) on sales to the Family Channel Business. This revenue and the related expense recorded by the Family Channel Business has been eliminated from the pro forma income statement.

F-25

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

September 30, 2013

(expressed in thousands of Canadian dollars, except for shares and amounts per share)

4.	DHX Media Pro Forma Shares outstanding and net income per share

The average number of shares used in the computations of pro forma basic net income per share has been determined as follows:

	Three months ended	Year ended June
	September 30,	30,
	2013	2013

Weighted average number of DHX Media shares issued and outstanding	102,777,511	86,873,506
Shares issued pursuant to the Offering (i)	11,183,750	11,183,750
Shares issued related to the Cookie Jar acquisition (ii)	–	14,818,322

Pro Forma weighted average shares outstanding of DHX Media	113,961,261	112,875,578

Pro Forma net income per share	0.04	0.15

The average number of shares used in the computations of Pro Forma diluted net income per share has been determined as follows:

	Three months ended	Year ended June
	September 30,	30,
	2013	2013

Weighted average number of DHX Media shares issued and outstanding	106,515,482	89,716,508
Shares issued pursuant to the Offering (i)	11,183,750	11,183,750
Shares issued related to the Cookie Jar acquisition (ii)	–	14,818,322

Pro Forma weighted average shares outstanding of DHX Media	117,699,232	115,718,580

Pro Forma net income per share	0.04	0.15

i)	Assumes the issuance of 11,183,750 DHX Media shares on July 1, 2012 pursuant to the Offering (note 3(f)).

ii)	As part of the Cookie Jar acquisition (see note 3 (i)), on October 22, 2012, 36,044,492 shares were issued to acquire Cookie Jar and 11,820,000 shares were issued pursuant to an offering to finance the acquisition of Cookie Jar and pay down debt as part of the Cookie Jar acquisition. These shares were reflected in the weighted average shares of DHX Media from October 22, 2012 onward. As the pro forma income statement for the year ended June 30, 2013 has been adjusted to include the results of Cookie Jar from July 1, 2012 to October 21, 2012, an adjustment has been recorded to increase the weighted average number of shares outstanding for the year ended June 30, 2013 by 14,818,322 shares, to show the shares as if they had been outstanding since July 1, 2012.

F-26

CERTIFICATE OF THE COMPANY

Dated: December 30, 2013

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “Michael Donovan”	(Signed) “Dana Landry”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “ Sir Judson Graham Day”	(Signed) “Donald Wright”
Director	Director

C-1

CERTIFICATE OF THE SELLING SHAREHOLDER

4116372 CANADA INC.

Dated: December 30, 2013

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “Michael Hirsh”	(Signed) “Aaron Ames”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “Michael Salamon”	(Signed) “John Loh”
Director	Director

C-2

CERTIFICATE OF THE SELLING SHAREHOLDER

BIRCH HILL EQUITY PARTNERS (ENTREPRENEURS) III, LP

BIRCH HILL EQUITY PARTNERS (SC) III, LP

BIRCH HILL EQUITY PARTNERS (US) III, LP

BIRCH HILL EQUITY PARTNERS III, LP

each by its general partner,

BIRCH HILL EQUITY PARTNERS MANAGEMENT INC.

Dated: December 30, 2013

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “John B. MacIntyre”	(Signed) “Peter Zissis”
President	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “Michael Salamon”	(Signed) “Stephen J. Dent”
Director	Director

C-3

CERTIFICATE OF THE SELLING SHAREHOLDER

BIRCH HILL EQUITY PARTNERS II (BARBADOS) L.P.

BIRCH HILL EQUITY PARTNERS II (ENTREPRENEURS) L.P.

BIRCH HILL EQUITY PARTNERS II (QLP) L.P. BY ITS GENERAL PARTNERS, BIRCH HILL EQUITY PARTNERS II (ENTREPRENEURS) L.P., BIRCH HILL EQUITY PARTNERS II (BARBADOS) L.P. AND BIRCH HILL II MANAGEMENT L.P.

each by its/their general partner,

BIRCH HILL EQUITY PARTNERS II LTD.

Dated: December 30, 2013

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “John B. MacIntyre”	(Signed) “Peter Zissis”
President	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “Michael Salamon”	(Signed) “Stephen J. Dent”
Director	Director

C-4

CERTIFICATE OF THE SELLING SHAREHOLDER - TD CAPITAL GROUP LIMITED

by their agent, BIRCH HILL EQUITY PARTNERS MANAGEMENT INC.

Dated: December 30, 2013

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “John B. MacIntyre”	(Signed) “Peter Zissis”
President	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “Michael Salamon”	(Signed) “Stephen J. Dent”
Director	Director

C-5

CERTIFICATE OF THE UNDERWRITERS

Dated: December 30, 2013

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

Canaccord Genuity Corp.

By: (Signed) “Brent Layton”

RBC Dominion Securities Inc.

By: (Signed) “James McKenna”

Scotia Capital Inc.

By: (Signed) “Michael McKenna”

C-6